UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Performance Review

Balance Sheet

Income Statements

Comprehensive Income Statements

Statements of Changes in Stockholders' Equity – Bank

Statements of Changes in Stockholders' Equity – Consolidated

Cash Flows Statements

Statements of Value Added

1.General Information

2.Presentation of Financial Statements

3.Significant Accounting Policies

4.Cash and Cash Equivalents

5.Interbank Investments

6.Securities and Derivatives Financial Instruments

7.Loan Portfolio and Allowance for Loan Losses

8.Tax Assets and Liabilities

9.Other Receivables – Other

10.Dependencies Information and Foreign Subsidiary

11.Investments in Affiliates and Subsidiaries Subsidiary

12.Intangibles

13.Funding

14.Debt Instruments Eligible to Capital

15.Other Payables – Other

16.Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

17.Stockholders’ Equity

18.Related Parties

19.Income from Services Rendered and Banking Fees

20.Personnel Expenses

21.Other Administrative Expenses

22.Other Operating Income

23.Other Operating Expenses

24.Non-Operating Income

25.Employee Benefit Plans - Post-Employment Benefits

26.Risk Management, Capital and Sensitivity Analysis

27.Other information

28.Subsequent Event

Composition of Management Bodies

Declaration of directors on the financial statements

Directors' Statement on Independent Auditors

*Values in thousands, except when indicated.

Performance Review

Dear Stockholders:

We present the Management Report to Parent Company and Consolidated Condensed Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended March 31, 2020, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided by the Accounting National Financial System Institutions (Cosif) and the Brazilian Exchange Commission (CVM), that does not conflict with the rules issued by Bacen.

The Condensed Interim Financial Statements based on the international accounting standard issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2020 will be simultaneously released at www.santander.com.br/ri.

1. Macroeconomic Environment

The Santander Bank Santander ponders that in the first quarter of 2020 the global scenario was marked by initial developments of the COVID-19 pandemic, which have intensely hit most economies and whose final effects are yet to be calculated, since the disease has not been controlled so far. The Bank judges that in the absence of this pandemic, both international and domestic environment were favorable to the materialization of a more auspicious performance of the world economy than we are likely to see in 2020. After all, important issues such as the trade war between China and the USA, the definition of the Brexit and even geopolitical items such as the dispute between Iran and the USA had already been settled. That is, Santander believes there was a favorable environment for both advanced economies and the Brazilian economy to deliver a more robust economic growth than in 2019. However, the Bank understands that the fallout of the COVID-19 has not only affected world supply chains, but it has also meant heavy limitations to persons’ capacity to move freely, which turned out to be an important shock to world demand. Given these highly uncertain circumstances, there was a generalized worsening on global financial conditions, which translated into impressive drops in financial asset prices as compared to levels seen in the previous quarter.

In Brazil, on top of misfortunes generated by the COVID-19, the Santander Bank thinks there was a deceleration in the rhythm of approval of important structural reforms, because discussions on new measures to control public expenditures or to revamp the tax system have barely shown any progress since the promulgation of the pension reform. Additionally, the Bank ponders that activity indicators continued to hint at a gradual recovery as the incentive to the domestic demand provided by the permission granted to private workers to withdraw part of their resources from the FGTS (a mandatory private workers’ fund) was limited to the third and fourth quarters of last year.

In Santander’s view, circumstances on the international and domestic milieus have been extremely unfavorable to financial asset prices in the first quarter of 2020, including the exchange rate, which ended the period far above the level seen in the fourth quarter of 2019–USD/BRL5.21 from USD/BRL4.03 in December 2019. Moreover, the Bank witnessed equity market registering an impressive drop, as the Bovespa index receded to 73,019.8 points from 115,645.3 points in the same comparison (a 37% loss in a quarter).

Furthermore, the Santander understands that the elevation seen in the Brazilian sovereign credit risk hinted at the return of suspicions about the likelihood of new structural reforms that can ensure the sustainability of public debt. Especially after the inception of several measures destined to fight the impact of the pandemic that will bloat primary fiscal deficit to quite high echelons in 2020. The Bank understands that such extraordinary measures are justifiable in the current situation, but it see risks that they turn into mandatory expenditures in the coming years. Incidentally, given this risk, the Standard & Poor’s credit rating agency reversed the change it had promoted in the outlook of the Brazilian creditworthiness from positive to stable, as it does not contemplate any chance of an improvement in the short term. Consequently, the Bank saw the 5-year Brazilian credit default swap climbing to 284.2 basis points from 99.5 basis points in the fourth quarter of 2019 – getting close to the 400 level in the end of march.

As previously written, the bank understands this worsening in the Brazilian perceived credit risk is partially related to the perspective of extraordinary measures carried out by the Brazilian government to fight the impacts of the COVID-19 in the Brazilian economy to turn into perennial public outlays as well as to procrastination of structural reforms. However, part of it is also related to worse global financial conditions than previously seen. As these global financial conditions show an improvement, the Santander evaluates there will be room for some strengthening of the exchange rate. Nonetheless, the Santander understands that a more intense reversal of the weakening registered by the Brazilian currency in the first quarter of 2020 will depend on progress regarding reforms.

At last, the Bank also considers that the extension of the monetary easing cycle carried out by the Brazilian Central Bank in tandem with its implementation of measures to pump liquidity in the financial institutions and to ensure that it will reach out the corporate sector and households were key initiatives to fight impacts of the COVID-19. Even more as these measures were implemented in an environment without any clear inflationary pressure. Incidentally, the Santander thinks the pandemics will have a net deflationary impact, which justifies a more accommodative stance from the Brazilian monetary authority.

2. Performance

2.1) Corporate Net Income

Consolidated Income Statements (R$ Millions)	1Q20	1Q19	annual changes%	4Q19	quarter changes %
Financial Income	51,691.9	21,076.3	145.3	15,188.0	240.3
Financial Expenses	(55,734.1)	(12,830.7)	334.4	(7,639.1)	629.6
Gross Profit From Financial Operations (a)	(4,042.2)	8,245.6	(149.0)	7,548.9	(153.5)
Other Operating (Expenses) Income (b)	(2,473.0)	(2,895.1)	(14.6)	(5,055.6)	(51.1)
Operating Income	(6,515.2)	5,350.6	(221.8)	2,493.3	(361.3)
Non-Operating Income	204.8	0.5	42,481.9	101.0	102.8
Income Before Taxes on Income and Profit Sharing	(6,310.4)	5,351.0	(217.9)	2,594.3	(343.2)
Income Tax and Social Contribution (a)	10,606.4	(1,376.1)	(870.8)	1,615.3	556.6
Profit Sharing	(479.1)	(468.4)	2.3	(339.7)	41.0
Non-Controlling Interest	(42.9)	(91.1)	(52.9)	(121.8)	(64.8)
Consolidated Net Income	3,774.0	3,415.4	10.5	3,748.1	0.7

In March 2020, the balance of the credit portfolio showed annual double-digit growth, with quality indicators at appropriate levels. In addition, due to the robust ecosystem and revenue diversification, the Bank recorded annual growth in total revenue. In the first quarter of 2020, general expenses fell 6.8% due to lower administrative and personnel expenses.

a) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg and the subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect the after-tax net income.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense  (PIS/Cofins) and income taxes (IR/CSLL), as demonstrated below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches and the subsidiary Santander Brasil EFC (R$ Million)	1Q20	1Q19
Exchange Variation - Profit From Financial Operations	18,586.05	225.47
Derivative Financial Instruments - Profit From Financial Operations	(31,411.70)	(396.76)
Income Tax and Social Contribution	12,298.77	152.84
PIS/Cofins - Tax Expenses	526.88	18.45

2.2) Assets and Liabilities

Consolidated Balance Sheets (R$ Millions)	Mac/20	Dec/19	mar/20 vs. dec/19 changes %
Current and Long-Term Assets	986,523.8	844,294.7	16.8
Permanent Assets	13,859.2	13,248.4	4.6
Total Assets	1,000,383.0	857,543.1	16.7
Current and Long-Term Liabilities	926,596.1	785,789.3	17.9
Deferred Income	277.7	285.2	(2.6)
Non-Controlling Interest	1,110.9	1,695.4	(34.5)
Stockholders' Equity	72,398.3	69,773.2	3.8
Total Liabilities and Stockholders' Equity	1,000,383.0	857,543.1	16.7

2.3) Stockholders’ Equity

On March 31, 2020, Banco Santander consolidated Stockholders’ Equity increased by 3.8% compared to December 31, 2019.

The change in Stockholders’ Equity between March 31, 2020 and December 31, 2019 was mainly due to the net income for the period in the amount of R$3,774 million, the positive equity valuation adjustment (marketable securities and derivative financial instruments) in the amount of R$1,572 million and in an employee benefit plan in the amount of R$534 million, due to the remeasurement of actuarial obligations due to the change in interest rates caused by the macroeconomic scenario observed in the first quarter of 2020.

For additional information, see explanatory note to financial statements 23.

2.4) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), PR Level I and Principal Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, risk market risk and operational risk.

As established in CMN Resolution No. 4,193 / 2013, the requirement for PR in 2019 was 10.5%, comprising 8.0% of Minimum Equity of Reference plus 2.5% of Additional Capital Conservation. Considering this surcharge, PR Level I increased to 8.5% and Minimum Principal Capital to 7.0%.

For the base year 2020, the PR requirement remains at 11.5%, including 8.0% of Reference Equity Minimum, plus 2.5% of Capital Conservation Additional and 1.0% of Systemic Additional. PR Level I reaches 9.5% and Minimum Principal Capital 8.0%.

The Basel ratio is calculated in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown below:

Basel Index%	Mar/20	Dec/19
Basel I Ratio	12.61	13.97
Basel Principal Capital	11.40	12.90
Basel Regulatory Capital	13.81	15.04

2.5) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan operations portfolio for the period ended March 31, 2020, of the main subsidiaries of Banco Santander:

Subsidiaries (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	48,178.6	1,221.0	245.5	45,224.8	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	26,924.2	2,744.2	132.6	0.0	100.00%
Banco Bandepe S.A.	25,358.4	5,275.8	0.3	0.0	100.00%
Banco Olé Consignado	15,239.6	1,630.7	136.9	15,206.4	100.00%
Banco RCI Brasil S.A.	12,174.1	1,355.6	57.3	10,362.2	39.89%
Santander Leasing S.A. Arrendamento Mercantil	7,139.7	5,807.2	54.5	2,192.7	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	4,994.0	3,180.1	155.9	0.0	100.00%
Santander Brasil, Establecimiento Financiero de Credito, S.A.	4,859.1	4,463.7	(22.3)	508.2	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	1,596.4	1,578.6	23.0	0.0	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,306.0	678.3	31.5	0.0	100.00%

(1) Includes balances referring to leasing portfolio and other credits.

The financial statements of the Subsidiaries above were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in conjunction with the CMN, Bacen rules and model of the document provided for in the Accounting Plan of Cosif Institutions, of CVM , in which they do not conflict with the rules issued by Bacen, without the elimination of transactions with related companies.

3. Corporate Restructuring

During the period ended March 31, 2020 and the year ended December 31, 2019, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of Banco Santander.

For additional information, see explanatory note to financial statements nº2.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

Banco Santander's Board of Directors met and resolved:

On April 27, 2020, approve the Parent Company and Consolidated Condensed Financial Statements of Banco Santander, prepared in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the consolidated Condensed Intermediate Financial Statements of Banco Santander, prepared in accordance with International Financial Reporting Standards (IFRS), both for the period ended March 31, 2020.

On February 28, 2020, approve the resignation of Mr. Ulisses Gomes Guimarães, Director with no specific designation of the Company; (ii) know the resignation of Mr. Gilberto Duarte de Abreu Filho, Director without a specific designation of the Company; and (iii) approve the election of Mr. Sandro Rogério da Silva Gamba as an Officer without a specific designation of the Company.

On February 26, 2020, approve Banco Santander Form 20-F for the year ended December 31, 2019.

On February 26, 2020, approve Banco Santander 's Consolidated Financial Statements for the year ended December 31, 2019, prepared in accordance with International Accounting Standards (IFRS).

On February 3, 2020, approve the election of Mr. Sandro Kohler Marcondes, Vítor Ohtsuki and Geraldo José Rodrigues Alckmin Neto as Directors with no specific designation.

On January 28, 2020, approve Banco Santander Parent Company and Consolidated Condensed Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2019.

The decisions taken by the Board of Directors on 2019, are described in the Management Report of the Parent Company and Consolidated Financial Statements of December 31, 2019.

6. Risk Management

On February 23, 2017, Bacen published CMN Resolution No. 4,557, which provides for the structure of risk and capital management (GIRC), effective from the same year. The resolution highlights the need to implement an integrated risk and capital management structure, define an integrated stress test program and declare the Risk Appetite Statement (RAS - Risk Appetite Statement), set up a Risk Committee, define a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for information disclosure policy. Banco Santander develops necessary actions on a continuous and progressive basis, aiming at adhering to the resolution. No relevant impacts were identified as a result of this standard.

For more information, see note 26 to this publication.

Capital Management Structure

Banco Santander 's capital management structure has robust governance, which supports the processes related to this topic and establishes the responsibilities of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for effective capital management. Further details can be found in the Risk and Capital Management Structure, available on the Investor Relations website.

Internal Audit

The Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.

Internal Audit is a permanent function and independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management systems (current or emerging) and government, thus contributing to the protection of the organization's value, solvency and reputation. The Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and coverage risks inherent in Banco Santander activity, Internal Audit has a set of tools developed internally and updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the latest audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be carried out, are periodically reviewed.

The Audit Committee and the Board of Directors have favorably analyzed and approved the Internal Audit work plan for 2020.

7. People

People are an essential element in the Organization. After all, they are the ones who think, design, develop, interact and build what Banco Santander wants to be. This is why the Bank invests in each of the 47,192 employees here in Brazil.

For the development of these people, the Corporate Academy - Academia Santander, works for a strong, transversal culture, providing that everyone, online and in person, can improve what they already know and explore new possibilities.

Banco Santander supports leaders and managers so that they are close and available. This performance is based on three pillars: Feedback, Open Chat and Personalized Recognition, making sure there is alignment between everyone through recurring and frank conversations, career direction and special moments to reward the growth of the teams.

Banco Santander values a diverse environment, where each competence and each difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Formations, Experiences and Generations and the LGBT + pillar. Another good example is the Talent Show, which reached its 2nd edition in 2019. In it, Banco Santander opens space to get to know the most different performances and explore the universe of skills that exist in the Bank, allowing interaction and fraternization among colleagues.

The result of all these actions is the high level of engagement, proven by means of two surveys that were carried out annually and which brought excellent indicators. One of them points out that at least 91% of employees say they want to stay at Banco Santander for a long time. It is believed that this satisfaction reflects positively on interactions with Customers, generating greater ties, sustainable growth and investments in Society, which leads Banco Santander to be the best Bank for all stakeholders.

Due to the current context of COVID-19, Santander has made a commitment not to fire employees during the crisis.

8. Sustainable Development

Santander Brasil's Sustainability strategy is based on three pillars: (i) Strategic and efficient use of Environmental Resources, (ii) Development of Potentials and (iii) Resilient and Inclusive Economy. The Bank's vision, through these pillars, is to contribute to a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and businesses.

In relation to the Social and Environmental Businesses, the Bank made possible, in the first quarter, around R$2 billion, considering the renewable energy lines, sustainable agribusiness, Prospera Santander Microcredit, Student Financing (undergraduate medicine), Project Finance (renewable energies), other socio-environmental businesses and participation in the structuring and advisory of Green / Transition Bonds.

Santander Brasil also published the 2019 Non-Financial Indicators Book which aims to show how, through responsible internal management and the creation of financial solutions to stimulate economic activity, it contributes to the prosperity of people and businesses. The material is audited externally and follows the guidelines of the Global Reporting Initiative Standards (GRI), the International Integrated Reporting Council (IIRC) and the Sustainability Accounting Standards Board (“SASB”).

As a result of the global health crisis scenario, Banco Santander has promoted actions to support customers and society that can be seen on the Bank's website, through the link https://www.santander.com.br/camivais/cuidar.

9. Independent Audit

The policy of Banco Santander, including its subsidiaries, in contracting services not related to the auditing of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the auditor's independence. This reasoning provides for the following: (i) the auditor must not audit his own work, (ii) the auditor must not exercise managerial functions in his client, (iii) the auditor must not promote his client's interests, and (iv ) the need for approval of any services by the Bank's Audit Committee.

In compliance with CVM Instruction 381/2003, Banco Santander informs that in the period ended March 31, 2020, PricewaterhouseCoopers did not provide services unrelated to the independent auditing of the Financial Statements of Banco Santander and controlled companies over 5% of the total fees related to independent audit services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include assessing the work performed, covering any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services not related to the auditing of the Financial Statements by its independent auditors during the period ended March 31, 2020, did not affect the independence and objectivity in conducting the external audit exams carried out at Banco Santander and other entities of the Group, since the above principles were observed.

The Board od Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 04/27/2020).

Banco Santander (Brasil) S.A.

## Other Matters

### Statements of value added

The condensed interim financial statements referred to above include the parent company and consolidated statements of value added for the quarter ended March 31, 2020, prepared under the responsibility of the Bank's management and presented as supplementary information for purposes of the Brazilian Central Bank. These statements have been subjected to review procedures performed together with the review of the condensed interim financial statements for the purpose of concluding whether they are reconciled with the condensed interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated condensed interim financial statements taken as a whole.

Balance Sheet

			Bank		Consolidated
	Notes	3/31/2020	12/31/2019	3/31/2020	12/31/2019
Current Assets		632,505,377	504,910,723	642,005,267	524,779,465
Cash	4	12,705,433	9,543,649	13,962,809	9,924,644
Interbank Investments	5	104,692,138	82,235,455	54,702,650	42,571,395
Money Market Investments		41,091,167	28,703,365	40,899,564	28,703,365
Interbank Deposits		54,633,035	43,230,118	4,834,300	3,565,203
Foreign Currency Investments		8,967,936	10,301,972	8,968,786	10,302,827
Securities and Derivative Financial Instruments	6	96,782,584	61,649,371	105,275,356	72,160,634
Own Portfolio		40,446,408	27,746,398	45,966,246	34,097,174
Subject to Repurchase Commitments		30,243,696	26,824,877	30,231,040	21,338,877
Derivative Financial Instruments		18,105,577	2,653,751	17,534,959	8,894,341
Deposited in the Central Bank		9,762	-	9,762	-
Privatization Currencies		531	512	531	512
Pledged in Guarantees		1,353,222	456,012	4,909,431	3,861,909
Securities Obtained from Commitments with Free Mover		6,623,388	3,967,821	6,623,387	3,967,821
Interbank Accounts		59,828,469	78,178,662	69,218,429	88,952,546
Payments and Receipts Pending Settlement		11,954,751	9,027,921	21,040,035	19,267,302
Restricted Deposits:		47,860,894	69,121,251	48,173,748	69,663,608
Central Bank Deposits		47,860,866	69,121,095	48,173,720	69,663,452
National Housing System (SFH)		28	156	28	156
Interbank Transfers		8,179	7,854	-	-
Correspondents		4,645	21,636	4,646	21,636
Lending Operations	7	97,309,635	83,319,998	127,489,910	112,150,045
Public Sector		115,175	153,586	115,175	153,586
Private Sector		100,738,200	86,455,503	132,012,894	116,405,810
(Allowance for Loan Losses)	7.e	(3,543,740)	(3,289,091)	(4,638,159)	(4,409,351)
Leasing Operations	7	-	-	1,214,405	1,202,645
Private Sector		-	-	1,229,088	1,216,238
(Allowance for Lease Losses)	7.e	-	-	(14,683)	(13,593)
Other Receivables		259,442,188	188,443,558	268,004,785	195,896,586
Credits for Avals and Sureties Honored		29,708	23,283	29,708	377,915
Foreign Exchange Portfolio		186,164,766	123,396,135	186,164,766	123,396,135
Income Receivable		1,958,295	2,226,778	2,024,587	2,025,186
Trading Account		3,855,024	2,325,866	6,203,109	3,912,093
Deferred Taxes	8	14,551,254	8,850,651	15,614,578	9,915,564
Others	9	53,310,476	52,071,971	58,377,976	56,713,037
(Allowance for Other Receivables Losses)	7.e	(427,335)	(451,126)	(409,939)	(443,344)
Other Assets		1,744,930	1,540,030	2,136,923	1,920,970
Other Assets		1,226,261	1,195,777	1,548,637	1,524,102
(Allowance for Valuation)		(107,283)	(115,705)	(242,940)	(254,950)
Prepaid Expenses		625,952	459,958	831,226	651,818

			Bank		Consolidated
	Notes	3/31/2020	12/31/2019	3/31/2020	12/31/2019
Long-Term Assets		328,780,509	296,527,040	344,518,529	319,515,226
Interbank Investments	5	35,934,908	33,694,075	864,894	796,099
Interbank Deposits		35,934,908	33,694,075	864,894	796,099
Securities and Derivative Financial Instruments	6	129,369,535	112,305,951	133,555,507	121,294,033
Own Portfolio		20,226,142	23,603,436	20,234,152	28,228,324
Subject to Repurchase Commitments		82,461,498	71,638,459	82,461,498	71,617,304
Derivative Financial Instruments		14,449,610	8,532,484	14,449,610	8,546,799
Deposited with the Central Bank		1,706,975	-	1,706,975	-
Privatization Currencies		235	370	235	370
Pledged in Guarantees		10,337,604	8,028,432	14,515,566	12,398,466
Securities Obtained from Commitments with Free Mover		187,471	502,770	187,471	502,770
Interbank Accounts		312,411	312,411	312,411	312,411
Restricted Deposits:		312,411	312,411	312,411	312,411
National Housing System (SFH)		312,411	312,411	312,411	312,411
Lending Operations	7	123,538,021	110,094,019	162,091,941	148,292,513
Public Sector		952,347	964,378	952,347	965,758
Private Sector		137,188,832	123,678,363	177,217,561	163,374,180
(Allowance for Loan Losses)	7.e	(14,603,158)	(14,548,722)	(16,077,967)	(16,047,425)
Leasing Operations	7	-	-	1,550,620	1,564,446
Public Sector		-	-	1,399	1,119
Private Sector		-	-	1,572,730	1,583,641
(Allowance for Lease Losses)	7.e	-	-	(23,509)	(20,314)
Other Receivables		39,284,089	39,810,561	45,627,739	46,763,311
Receivables for Guarantees Honored		498,684	298,195	498,684	298,195
Foreign Exchange Portfolio		1,263,781	1,108,978	1,263,781	1,108,978
Income Receivable		153,847	156,939	153,847	156,939
Trading and Intermediation of Values		-	-	-	562,425
Deferred Taxes	8	24,495,091	19,223,760	27,371,151	21,988,807
Others	9	13,330,371	19,395,717	16,879,530	23,122,032
(Allowance for Other Receivables Losses)	7.e	(457,685)	(373,028)	(539,254)	(474,065)
Other Assets		341,545	310,023	515,417	492,413
Temporary Assets		1,444	1,622	56,694	56,875
(Allowance for Losses)		(1,444)	(1,622)	(1,449)	(1,630)
Prepaid Expenses		341,545	310,023	460,172	437,168

Permanent Assets		40,502,230	37,097,964	13,859,186	13,248,376
Investments		30,325,527	26,831,540	350,390	354,490
Investments in Affiliates and Subsidiaries:	11	30,304,780	26,810,793	329,573	333,674
Domestic		25,841,043	23,263,738	329,573	333,674
Foreign		4,463,737	3,547,055	-	-
Other Investments		45,064	45,064	50,339	50,344
(Allowance for Losses)		(24,317)	(24,317)	(29,522)	(29,528)
Fixed Assets		6,187,904	6,214,168	7,136,289	7,181,088
Real Estate in Use		2,461,442	2,467,216	2,757,392	2,753,149
Others Fixed Assets		13,815,825	13,818,040	15,504,990	15,483,559
(Accumulated Depreciation)		(10,089,363)	(10,071,088)	(11,126,093)	(11,055,620)
Intangible Assets	12	3,988,799	4,052,256	6,372,507	5,712,798
Goodwill		26,481,816	26,496,592	29,870,982	29,050,911
Others Intangible Assets		8,558,107	8,485,328	9,231,410	9,196,813
(Accumulated Amortization)		(31,051,124)	(30,929,664)	(32,729,885)	(32,534,926)
Total Assets		1,001,788,116	838,535,727	1,000,382,982	857,543,067

			Bank		Consolidated
	Notes	3/31/2020	12/31/2019	3/31/2020	12/31/2019
Current Liabilities		712,977,676	594,642,669	713,357,224	598,591,332
Deposits	13	239,410,222	214,983,542	237,271,334	212,838,421
Demand Deposits		34,120,100	29,392,188	34,023,604	29,107,534
Savings Deposits		50,184,800	49,039,857	50,184,800	49,039,857
Interbank Deposits		5,949,835	4,573,086	4,339,232	3,457,996
Time Deposits		149,155,487	131,978,411	148,723,698	131,096,194
Other Deposits		-	-	-	136,840
Money Market Funding	13	129,243,371	111,939,869	123,145,765	106,248,412
Own Portfolio		110,847,681	97,227,938	104,750,075	91,536,480
Third Parties		11,190,020	8,743,348	11,190,020	8,743,348
Linked to Trading Portfolio Operations		7,205,670	5,968,583	7,205,670	5,968,584
Funds from Acceptance and Issuance of Securities	13	53,027,551	60,517,226	48,243,111	51,265,094
Exchange Acceptances		-	-	680,591	34,240
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		37,940,762	42,445,229	39,266,253	43,567,117
Securities Issued Abroad		13,054,001	16,295,922	6,263,479	5,887,662
Funding by Structured Operations Certificates		2,032,788	1,776,075	2,032,788	1,776,075
Receipts and Payments Pending Settlement		1,275,648	41,756	1,506,369	369,578
Interbank Transfers		1,203,283	-	1,434,004	327,822
Interbank Accounts		72,365	41,756	72,365	41,756
Interdependency Relations		4,856,765	4,019,119	4,856,765	4,019,119
Third-Party Funds in Transit		4,856,604	4,002,824	4,856,604	4,002,824
Internal Transfers of Assets		161	16,295	161	16,295
Borrowings	13	56,654,323	43,870,657	53,835,066	41,322,712
Local Borrowings - Other Institutions		-	-	43,093	33,585
Foreign Borrowings		56,654,323	43,870,657	53,791,973	41,289,127
Domestic Onlendings - Official Institutions	13	3,476,150	3,697,638	3,476,150	3,697,638
National Economic and Social Development Bank (BNDES)		1,276,307	1,355,447	1,276,307	1,355,447
Federal Savings and Loan Bank (CEF)		93,820	94,725	93,820	94,725
National Equipment Financing Authority (FINAME)		1,696,363	1,755,646	1,696,363	1,755,646
Other Institutions		409,660	491,820	409,660	491,820
Derivative Financial Instruments	6	15,525,677	3,774,395	15,314,706	10,112,463
Derivative Financial Instruments		15,525,677	3,774,395	15,314,706	10,112,463
Other Payables		209,507,969	151,798,467	225,707,958	168,717,895
Collected Taxes and Other		1,388,938	96,928	1,410,496	131,179
Foreign Exchange Portfolio		184,195,667	116,991,021	184,195,667	116,991,021
Social and Statutory		308,595	8,188,762	371,974	8,376,961
Tax and Social Security	8	1,924,670	2,854,815	2,963,418	4,092,434
Trading Account		676,839	1,063,403	2,418,788	3,149,991
Debt Instruments Eligible to Compose Capital	14	220,487	170,939	220,487	170,939
Others	15	20,792,773	22,432,599	34,127,128	35,805,370

			Bank		Consolidated
	Notes	3/31/2020	12/31/2019	3/31/2020	12/31/2019
Long-Term Liabilities		216,218,193	173,943,594	213,238,901	187,197,923
Deposits	13	67,820,627	59,228,624	66,613,935	60,089,570
Interbank Deposits		109,527	100,686	563,356	841,294
Time Deposits		67,711,100	59,127,938	66,050,579	59,248,276
Money Market Funding	13	23,615,431	17,692,578	23,615,432	17,692,578
Own Portfolio		240,057	159,745	240,058	159,745
Linked to Trading Portfolio Operations		23,375,374	17,532,833	23,375,374	17,532,833
Funds from Acceptance and Issuance of Securities	13	50,390,302	31,062,142	40,164,891	34,697,521
Exchange Acceptances		-	-	884,593	1,557,513
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		30,047,025	26,271,049	32,399,487	28,644,786
Securities Issued Abroad		18,597,263	3,123,591	5,134,797	2,827,720
Funding by Structured Operations Certificates		1,746,014	1,667,502	1,746,014	1,667,502
Borrowings	13	1,725,372	1,788,469	1,770,623	1,802,272
Local Borrowings - Other Institutions		-	-	45,251	13,803
Foreign Borrowings		1,725,372	1,788,469	1,725,372	1,788,469
Domestic Onlendings - Official Institutions	13	7,772,692	8,056,939	7,772,692	8,056,939
National Economic and Social Development Bank (BNDES)		4,729,653	4,897,785	4,729,653	4,897,785
Federal Savings and Loan Bank (CEF)		66,189	68,325	66,189	68,325
National Equipment Financing Authority (FINAME)		2,976,850	3,063,173	2,976,850	3,063,173
Other Institutions		-	27,656	-	27,656
Derivative Financial Instruments	6	17,908,223	10,208,817	18,121,373	10,510,899
Derivative Financial Instruments		17,908,223	10,208,817	18,121,373	10,510,899
Other Payables		46,985,546	45,906,025	55,179,955	54,348,144
Foreign Exchange Portfolio		1,126,545	1,004,861	1,126,545	1,004,861
Tax and Social Security	8	3,157,665	3,659,656	3,535,976	4,199,423
Trading Account		-	-	581,406	557,370
Debt Instruments Eligible to Compose Capital	14	13,121,512	10,005,022	13,121,512	10,005,022
Others	15	29,579,824	31,236,486	36,814,516	38,581,468

Deferred Income		261,139	261,741	277,668	285,219
Deferred Income		261,139	261,741	277,668	285,219

Stockholders' Equity	17	72,331,108	69,687,723	72,398,339	69,773,232
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		197,561	197,369	195,936	194,115
Profit Reserves		12,909,736	12,909,736	12,909,734	12,986,778
Adjustment to Fair Value		(770,150)	261,753	(763,712)	273,474
Retained Earnings		3,788,540	-	3,850,960	-
(-) Treasury Shares		(794,579)	(681,135)	(794,579)	(681,135)

Non Controlling Interest	17.e	-	-	1,110,850	1,695,361

Total Stockholders' Equity		72,331,108	69,687,723	73,509,189	71,468,593

Total Liabilities		1,001,788,116	838,535,727	1,000,382,982	857,543,067
The accompanying notes from Management are an integral part of these financial statements.

Income Statements

			Bank		Consolidated
	Notes	01/01 to 03/31/2020	01/01 to 03/31/2019	01/01 to 03/31/2020	01/01 to 03/31/2019
Income Related to Financial Operations		48,959,478	18,890,344	51,691,916	21,076,296
Loan Operations		16,958,011	10,035,117	20,655,005	13,096,703
Leasing Operations		-	-	82,461	85,034
Securities Transactions	6.a	35,664,305	6,451,053	34,381,634	5,555,919
Derivatives Transactions		308,119	(989,676)	544,242	(1,081,401)
Foreign Exchange Operations		(4,628,416)	2,411,869	(4,633,697)	2,431,681
Compulsory Deposits		657,459	981,981	662,271	988,360
Expenses on Financial Operations		(54,681,130)	(12,443,105)	(55,734,144)	(12,830,660)
Funding Operations Market	13.b	(28,945,193)	(7,721,809)	(29,148,817)	(7,663,975)
Borrowings and Onlendings Operations		(22,093,886)	(2,151,813)	(22,191,526)	(2,105,802)
Operations of Sale or Transfer of Financial Assets		(791,598)	(41,497)	(807,418)	(47,437)
Allowance for Loan Losses	7.f	(2,850,453)	(2,527,986)	(3,586,383)	(3,013,446)
Gross Income Related to Financial Operations		(5,721,652)	6,447,239	(4,042,228)	8,245,636

Other Operating Revenues (Expenses)		(1,391,540)	(1,726,890)	(2,472,989)	(2,895,080)
Banking Service Fees	19	2,366,497	2,509,472	3,194,598	3,316,307
Income Related to Bank Charges	19	1,115,778	1,047,261	1,287,686	1,212,552
Personnel Expenses	20	(1,627,184)	(1,625,276)	(1,873,708)	(1,866,433)
Other Administrative Expenses	21	(2,601,387)	(2,431,063)	(3,064,743)	(2,836,982)
Tax Expenses		(231,023)	(761,626)	(526,058)	(1,035,345)
Investments in Affiliates and Subsidiaries	11	895,552	890,864	7,272	11,352
Other Operating Revenues	22	1,417,149	532,038	1,882,096	666,821
Other Operating Expenses	23	(2,726,922)	(1,888,560)	(3,380,132)	(2,363,352)
Operating Income		(7,113,192)	4,720,349	(6,515,217)	5,350,556

Non-Operating Income	24	201,446	663	204,819	481

Income Before Taxes on Income and Profit Sharing		(6,911,746)	4,721,012	(6,310,398)	5,351,037
Income Tax and Social Contribution	8	11,137,790	(895,478)	10,606,419	(1,376,082)
Provision for Income Tax		(144,241)	18,627	(548,650)	(385,287)
Provision for Social Contribution Tax		(103,883)	(4,554)	(323,978)	(187,905)
Deferred Tax Credits		11,385,914	(909,551)	11,479,047	(802,890)
Profit Sharing		(437,504)	(426,990)	(479,097)	(468,440)
Non Controlling Interest	17.e	-	-	(42,921)	(91,098)
Net Income		3,788,540	3,398,544	3,774,003	3,415,417

Number of Shares (Thousands)	17.a	7,498,531	7,476,701
Net Income per Thousand Shares (R$)		505.24	454.55

The accompanying notes from Management are an integral part of these financial statements.

Comprehensive Income Statements

		Bank		Consolidated
	01/01 to 03/31/2020	01/01 to 03/31/2019	01/01 to 03/31/2020	01/01 to 03/31/2019
Profit for the Period	3,788,540	3,398,544	3,774,003	3,415,417
Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(1,566,247)	648,284	(1,565,489)	647,064
Available-for-sale financial assets	(1,452,266)	1,539,746	(1,451,508)	701,833
Available-for-sale financial assets	(2,648,685)	2,064,021	(2,647,927)	1,226,108
Income taxes	1,196,419	(524,275)	1,196,419	(524,275)

Cash flow hedges	(113,981)	(891,462)	(113,981)	(54,769)
Cash flow hedges	(167,964)	(919,364)	(167,964)	(82,671)
Income taxes	53,983	27,902	53,983	27,902

Other Comprehensive Income that won't be reclassified for Net income:	534,346	(8,968)	534,346	(8,968)
Defined Benefits plan	534,346	(8,968)	534,346	(8,968)
Defined Benefits plan	988,128	23	988,128	23
Income taxes	(453,782)	(8,991)	(453,782)	(8,991)

Comprehensive Income for the Period	2,756,639	4,037,860	2,742,860	4,053,513

The accompanying notes from Management are an integral part of these financial statements.

Statements of Changes in Stockholders' Equity – Bank

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-)Treasury Shares	Total

Balances as of December 31, 2018		57,000,000	140,707	3,113,605	6,506,949	1,885,972	114,491	(3,071,043)	-	(461,432)	65,229,249
Employee Benefit Plans		-	-	-	-	-	-	(679,298)	-	-	(679,298)
Treasury Shares		-	-	-	-	-	-	-	-	(218,814)	(218,814)
Emission Costs of Treasury Shares		-	-	-	-	-	-	-	-	(889)	(889)
Result of Treasury Shares		-	5,796	-	-	-	-	-	-	-	5,796
Reservations for Share - Based Payment		-	50,866	-	-	-	-	-	-	-	50,866
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	2,034,742	(23,111)	-	-	-	2,011,631
Net Income		-	-	-	-	-	-	-	14,088,490	-	14,088,490
Allocations:
Legal Reserve	17.c	-	-	704,459	-	-	-	-	(704,459)	-	-
Dividends	17.b	-	-	-	-	-	-	-	(6,790,000)	-	(6,790,000)
Interest on Capital	17.b	-	-	-	-	-	-	-	(4,010,000)	-	(4,010,000)
Reserve for Dividend Equalization	17.c	-	-	-	2,584,723	-	-	-	(2,584,723)	-	-
Other		-	-	-	-	-	-	-	692	-	692
Balances as of December 31, 2019		57,000,000	197,369	3,818,064	9,091,672	3,920,714	91,380	(3,750,341)	-	(681,135)	69,687,723
Changes in the Period		-	56,662	704,459	2,584,723	2,034,742	(23,111)	(679,298)	-	(219,703)	4,458,474

Balances as of December 31, 2019		57,000,000	197,369	3,818,064	9,091,672	3,920,714	91,380	(3,750,341)	-	(681,135)	69,687,723
Employee Benefit Plans		-	-	-	-	-	-	534,344	-	-	534,344
Treasury Shares		-	-	-	-	-	-	-	-	(113,444)	(113,444)
Reservations for Share - Based Payment		-	192	-	-	-	-	-	-	-	192
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,568,708)	2,461	-	-	-	(1,566,247)
Net Income		-	-	-	-	-	-	-	3,788,540	-	3,788,540
Balances as of March 31, 2020		57,000,000	197,561	3,818,064	9,091,672	2,352,006	93,841	(3,215,997)	3,788,540	(794,579)	72,331,108
Changes in the Period		-	192	-	-	(1,568,708)	2,461	534,344	3,788,540	(113,444)	2,643,385

Statements of Changes in Stockholders' Equity – Consolidated

				Profit reserves		Adjustment to fair value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of December 31, 2018		57,000,000	142,414	3,113,606	6,509,735	1,885,972	114,491	(3,071,043)	-	(461,432)	65,233,743	2,007,334	67,241,077
Employee Benefit Plans		-	-	-	-	-	-	(679,299)	-	-	(679,299)	-	(679,299)
Treasury Shares		-	-	-	-	-	-	-	-	(218,814)	(218,814)	-	(218,814)
Result of Treasury Shares		-	5,795	-	-	-	-	-	-	-	5,795	-	5,795
Reservations for Share - Based Payment		-	45,906	-	-	-	-	-	-	-	45,906	-	45,906
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	2,046,464	(23,111)	-	-	-	2,023,353	-	2,023,353
Capital Restructuring		-	-	-	-	-	-	-	-	(889)	(889)	-	(889)
Net Income		-	-	-	-	-	-	-	14,180,987	-	14,180,987	-	14,180,987
Allocations:
Legal Reserve	17.c	-	-	704,459	-	-	-	-	(704,459)	-	-	-	-
Dividends	17.b	-	-	-	-	-	-	-	(6,790,000)	-	(6,790,000)	-	(6,790,000)
Provision of Interest on Capital	17.b	-	-	-	-	-	-	-	(4,010,000)	-	(4,010,000)	-	(4,010,000)
Reserve for Dividend Equalization	17.c	-	-	-	2,584,721	-	-	-	(2,584,721)	-	-	-	-
Unrealized Profit		-	-	-	74,257	-	-	-	(92,497)	-	(18,240)	-	(18,240)
Non Controlling Interest Results	17.e	-	-	-	-	-	-	-	-	-	-	(311,973)	(311,973)
Other		-	-	-	-	-	-	-	690	-	690	-	690
Balances as of December 31, 2019		57,000,000	194,115	3,818,065	9,168,713	3,932,436	91,380	(3,750,342)	-	(681,135)	69,773,232	1,695,361	71,468,593
Changes in the Period		-	51,701	704,459	2,658,978	2,046,464	(23,111)	(679,299)	-	(219,703)	4,539,489	(311,973)	4,227,516

				Profit reserves		Adjustment to fair value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of December 31, 2019		57,000,000	194,115	3,818,065	9,168,713	3,932,436	91,380	(3,750,342)	-	(681,135)	69,773,232	1,695,361	71,468,593
Employee Benefit Plans		-	-	-	-	-	-	534,345	-	-	534,345	-	534,345
Treasury Shares		-	-	-	-	-	-	-	-	(113,444)	(113,444)	-	(113,444)
Reservations for Share - Based Payment		-	1,821	-	-	-	-	-	-	-	1,821	-	1,821
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,573,992)	2,461	-	-	-	(1,571,531)	-	(1,571,531)
Net Income		-	-	-	-	-	-	-	3,774,003	-	3,774,003	-	3,774,003
Unrealized Profit		-	-	-	(77,044)	-	-	-	77,044	-	-	-	-
Non Controlling Interest Results	17.e	-	-	-	-	-	-	-	-	-	-	(584,511)	(584,511)
Other		-	-	-	-	-	-	-	(87)	-	(87)	-	(87)
Balances as of March 31, 2020		57,000,000	195,936	3,818,065	9,091,669	2,358,444	93,841	(3,215,997)	3,850,960	(794,579)	72,398,339	1,110,850	73,509,189
Changes in the Period		-	1,821	-	(77,044)	(1,573,992)	2,461	534,345	3,850,960	(113,444)	2,625,107	(584,511)	2,040,596

Cash Flows Statements

		Bank		Consolidated
		01/01 to 03/31/2020	01/01 to 03/31/2019	01/01 to 03/31/2020	01/01 to 03/31/2019
	Notes
Operational Activities
Net Income		3,788,540	3,398,544	3,774,003	3,415,417
Adjustment to Net Income		(9,296,441)	3,709,555	(6,604,470)	5,233,301
Allowance for Loan Losses	7,e	2,850,453	2,527,986	3,586,383	3,013,446
Provision for Legal Proceedings and Administrative and Legal Obligations	16.c	310,029	33,049	352,636	100,335
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	16.c	121,501	125,453	140,639	152,943
Deferred Tax Credits and Liabilities	8	(11,385,914)	982,626	(11,479,047)	897,629
Equity in Affiliates and Subsidiaries	11	(895,552)	(890,864)	(7,272)	(11,352)
Depreciation and Amortization	21	606,575	514,079	750,968	649,632
Recognition (Reversal) Allowance for Other Assets Losses	24	(8,518)	8,056	(12,111)	5,895
Gain (Loss) on Sale of Other Assets	24	(3,187)	3,855	285	6,470
Gain (Loss) on Sale of Investments	24	(168,588)	-	(168,588)	(2,467)
Provision for Financial Guarantees	23	-	2,903	-	2,903
Monetary Adjustment of Escrow Deposits	22	(107,623)	(109,296)	(121,787)	(131,041)
Recoverable Taxes	22	(84,692)	(20,718)	(94,754)	(30,129)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents	(7,516)		6,429	(7,516)	6,429
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities	437,309		494,682	437,309	494,682
Others		(960,718)	31,315	18,385	77,926
Changes on Assets and Liabilities		18,149,285	(1,061,625)	25,450,121	(2,239,590)
Decrease (Increase) in Interbank Investments		(18,765,490)	18,689,433	(6,776,506)	17,903,640
Decrease (Increase) in Securities and Derivative Financial Instruments	(34,380,717)		913,226	(34,212,006)	2,032,076
Decrease (Increase) in Lending and Leasing Operations		(30,033,172)	(9,460,067)	(32,497,356)	(11,764,258)
Decrease (Increase) in Deposits on Central Bank of Brazil		21,260,229	(1,744,083)	21,489,732	(1,748,190)
Decrease (Increase) in Other Receivables		(59,310,993)	(14,014,033)	(59,435,607)	(13,938,378)
Decrease (Increase) in Other Assets		(197,516)	139,026	(202,412)	130,922
Net Change on Other Interbank and Interbranch Accounts		(838,499)	7,625	218,822	3,659,245
Increase (Decrease) in Deposits		33,018,683	(2,094,186)	30,957,278	290,186
Increase (Decrease) in Money Market Funding		23,226,354	(22,171,923)	22,820,206	(22,528,537)
Increase (Decrease) in Borrowings		7,019,259	10,639,619	6,779,395	10,649,716
Increase (Decrease) in Other Liabilities		77,151,749	18,756,426	77,184,532	14,565,269
Increase (Decrease) in Change in Deferred Income		(602)	(12,697)	(7,550)	(18,259)
Income Tax Recovered/(Paid)		-	(709,991)	(868,407)	(1,473,022)
Net Cash Provided by (Used in) Operational Activities		12,641,384	6,046,474	22,619,654	6,409,128
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	11	(220,000)	(144,999)	-	-
Purchase of Fixed Assets		(249,288)	(343,422)	(329,797)	(397,758)
Purchase of Intangible Assets		(203,054)	(187,091)	(965,795)	(226,160)
Net Cash Received on Sale/Reduction of Investments		-	-	5	2,467
Acquisition of Minority Residual Interest in Subsidiary	2.c	(1,601,100)	(1,291,630)	-	(1,291,630)
Proceeds from Assets not in Use		139,067	119,079	143,516	116,458
Proceeds from Property for Own Use		6,876	10,496	30,350	14,202
Proceeds from Affiliates and Subsidiaries		97,512	-	2,625	-
Dividends and Interest on Capital Received		270,152	77,790	(5,165)	3,609
Net Cash Provided by (Used in) Investing Activities		(1,759,835)	(1,759,777)	(1,124,261)	-
Financing Activities
Purchase of Own Share	17.d	(113,444)	(59,717)	(113,444)	(59,717)
Long Term Issuance		28,029,817	12,365,304	18,878,144	13,260,546
Long Term Payments		(22,955,878)	(10,429,727)	(23,115,344)	(10,839,268)
Subordinated Debts - Payments		-	(9,924,747)	-	(9,924,747)
Dividends and Interest on Capital Paid		(6,755,750)	(4,342,007)	(7,690,558)	(4,419,230)
Increase (decrease) in Minority Interest		-	-	2	(131,395)
Capital Increase in Controlled Companies Held by Minority Interest	11	-	-	-	100,000
Net Cash Provided by (Used in) Financing Activities		(1,795,255)	(12,390,894)	(12,041,200)	(12,013,811)
Exchange Variation on Cash and Cash Equivalents		7,516	(6,429)	7,516	(6,429)
Increase (Decrease) in Cash and Cash Equivalents		9,093,810	(8,110,626)	9,461,709	(7,389,924)
Cash and Cash Equivalents at the Beginning of Period	4	21,421,432	25,854,948	21,443,663	25,285,982
Cash and Cash Equivalents at the End of Period	4	30,515,242	17,744,322	30,905,372	17,896,058

Statements of Value Added

					Bank				Consolidated
		01/01 to 03/31/2020		01/01 to 03/31/2019		01/01 to 03/31/2020		01/01 to 03/31/2019
	Notes
Income Related to Financial Operations		48,959,478		18,890,344		51,691,916		21,076,296
Income Related to Bank Charges and Banking Service Fees	19	3,482,275		3,556,733		4,482,284		4,528,859
Allowance for Loans Losses	7.f	(2,850,453)		(2,527,986)		(3,586,383)		(3,013,446)
Other Revenues and Expenses		10,008,336		(1,355,859)		9,871,087		(1,696,050)
Financial Expenses		(51,830,677)		(9,915,119)		(52,147,761)		(9,817,214)
Third-party Input		(1,790,833)		(1,728,797)		(2,104,825)		(1,992,948)
Materials, Energy and Others		(67,905)		(67,074)		(71,602)		(69,691)
Third-Party Services	21	(429,549)		(457,677)		(575,619)		(573,001)
Others		(1,293,379)		(1,204,046)		(1,457,604)		(1,350,256)
Gross Added Value		5,978,126		6,919,316		8,206,318		9,085,497
Retentions
Depreciation and Amortization	21	(606,575)		(514,079)		(750,968)		(649,632)
Added Value Produced Net		5,371,551		6,405,237		7,455,350		8,435,865
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	11	895,552		890,864		7,272		11,352
Added Value to Distribute		6,267,103		7,296,101		7,462,622		8,447,217
Added Value Distribution
Employee		1,857,166	29.6%	1,886,178	25.9%	2,108,376	28.3%	2,142,394	25.4%
Compensation	20	936,951		925,238		1,058,247		1,065,946
Benefits	20	319,215		328,245		366,331		371,345
Government Severance Indemnity Funds for Employees - FGTS		80,786		108,325		96,332		123,918
Others		520,214		524,370		587,466		581,185
Taxes and Contributions		417,418	6.7%	1,823,192	25.0%	1,328,372	17.8%	2,603,906	30.8%
Federal		253,259		1,638,147		1,119,844		2,363,681
State		99		32		130		48
Municipal		164,060		185,013		208,398		240,177
Compensation of Third-Party Capital - Rental	21	203,979	3.3%	188,187	2.6%	208,950	2.8%	194,402	2.3%
Remuneration of Interest on Capital		3,788,540	60.5%	3,398,544	46.5%	3,816,924	51.1%	3,506,515	41.5%
Interest on Equity	17.b	-		1,000,000		-		1,000,000
Profit Reinvestment		3,788,540		2,398,544		3,859,845		2,597,613
Participation Results of Non-Controlling Stockholders	17.f	-		-		(42,921)		(91,098)
Total		6,267,103	100.1%	7,296,101	100.0%	7,462,622	100.0%	8,447,217	100.0%

*Values expressed in thousands, except when indicated.

1.     General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerate (Conglomerate Santander) under the authority of the Brazilian Central Bank (Bacen), established as a corporation, with head headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia – São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing and foreign exchange. Through its subsidiaries, the Bank also operates on the segments of payment industry, shares club management, securities and insurance brokerage operations, consumer finance, payroll-deductible loans, digital platforms, management and recovery of non-performing loans, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

2.     Presentation of Financial Statements

a)     Presentation

The Parent Company and Consolidated Condensed interim financial statements of Banco Santander (Brasil) S.A., which include its dependence abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN), Central Bank of Brazil (Bacen) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management.

The CMN Resolution nº.4,720/2019 and Bacen Circular nº.3,959/2019 established general criteria and procedures for the preparation and disclosure of the Financial Statements effective from January / 2020, including: the presentation of the Statement of Comprehensive Income and the presentation of Financial Statements Condensed intermediates. The changes made by them are being contemplated from this Financial Statement.

The consolidated financial statements include the Bank and its subsidiaries indicated in Note 2.b.1 and investment funds in Note 2.b.3, where Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

All the relevant information related to Banco Santander's financial statements, and only them, are being evidenced, and correspond to those used by Banco Santander´s management.

During the preparation of the consolidated financial statements the information regarding equity in subsidiaries, significant receivable and payable balances, revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, unrealized profits between these entities and non-controlling stockholders participation are stated separately in stockholders’ equity and in the income  statements.

Leasing operations have been reclassified in order to reflect its financial position according to the financial method.

The preparation of financial statements requires Management estimates that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates. The main estimates are provision of allowance for loan losses, realization of the tax credit, contingent liabilities, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of the Financial Statements of the exercise ended March 31, 2020 at the meeting held on April 27, 2020.

The consolidated interim financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the exercise ended on March 31, 2020 will be disclosed in a legal term, at the website www.santander.com.br/ri.

b)    Affiliates, Subsidiaries and Jointly Controlled Entities

b.1) Affiliates and Subsidiaries - Scope of Consolidation

		Quantity of Shares or Quotas Owned (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	85	-	78.58%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	238,886	-	100.00%	100.00%
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	2,877	-	100.00%	100.00%
Santander CCVM	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Getnet S.A. (Note 2.c.i & 2.c.e)	Payment Institution	69,565	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Recovery of Defaulted Credits	1,365,787	-	100.00%	100.00%
Santander Holding Imobiliária S.A. (Note 2.c.h)	Holding	354,645	-	100.00%	100.00%
Santander Brasil Tecnologia S.A.	Tecnology	45,371	-	100.00%	100.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
BEN Benefícios e Serviços S.A. (BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos) (Nota 2.c.a & 2.c.f)	Payment Institution	-	-	-	-
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (Nota 2.c.b & 2.c.f)	Bank	435,599	-	60.00%	100.00%
Bosan Participações S.A. (Nota 2.c.b)	Other Activities	303,056	93,718	100.00%	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale) (Nota 2.c.c)	Other Activities	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Banco PSA	Bank	105	-	-	50.00%
Banco Hyundai Capital Brasil S.A. (Nota 2.c.j.1)	Bank	150,000	-	-	50.00%
Controlled by Santander Leasing
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	-	100.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A. (Nota 2.c.d)	Collection and Recover of Credit Management	200	-	-	100.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)
Return Gestão de Recursos S.A. (atual denominação social da Gestora de Investimentos Ipanema S.A.)	Resources Management	11	-	-	100.00%
Jointly Controlled Companies by Sancap
Santander Auto S.A. (Nota 2.c.g)	Other Activities	14,400	-	-	50.00%
Controlled by Getnet S.A
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%

b.2) Jointly Controlled - Equity Method

		Quantity of Shares or Quotas Owned (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Jointly Controlled Companies by Banco Santander
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)	Other Activities	3,859	2,953	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito)	Credit Bureau	3,560	3,560	20.00%	20.00%
Campo Grande Empreendimentos Ltda.	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Corretora de Seguros
Webmotors S.A.	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	68,771	-	18.98%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros)	Insurance Broker	450	-	-	50.00%
Hyundai Corretora de Seguros Ltda. (Nota 2.c.j.2)	Insurance Broker	1,000	-	-	50.00%
Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Other Activities	23,243	-	-	51.00%
Controlled by TecBan
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	532,426	-	-	18.98%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	517,505	-	-	18.98%
Controlled by Olé Consignado
Crediperto Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	100.00%
Olé Tecnologia Ltda.	Other Activities	450	-	-	100.00%
Affiliate of Banco Santander
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	29.00%	29.00%

b.3) Investment Funds Consolidated

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (4);

•         Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC) (1);

•         Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (2);

•         Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (3);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (4);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (5);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo Investimento Ipanema NPL V);

•         Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos; and

•         Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (6).

(1)     The carmaker Renault (not belonging to the Conglomerate Santander) sells its trade receivables to the Fund. This Fund buys only trade receivables from Renault carmaker. In turn, the Banco RCI Brasil S.A. (Note 2.b.1) owns 100% of its subordinated shares.

(2)     Banco RCI Brasil S.A. sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos. The senior shares will have only one investor. Banco RCI Brasil S.A. holds 100% of subordinated shares.

(3)     Banco Santander was a creditor for certain overdue credit operations that had real estate as collateral. The operation for the recovery of these credits consists of the contribution of properties as collateral to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's quotas to Banco Santander, by means of a payment in payment of the aforementioned credit operations.

(4)     Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

(5)     Refers to a structure in which Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund. Atual Serviços de Recuperação de Creditos e Meios Digitais S.A. (current corporate name of Atual Companhia Securitizadora de Creditos Financeiros) (Note 2.b.1), a company controlled by Banco Santander, holds 100% of the shares in this fund.

(6)     This fund started to be consolidated in June 2019 and is indirectly controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.

Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Disposal of the equity interest held in Super Payments and Administration of Means of Electronic Media S.A.

On February 28, 2020, the sale to Superdigital Holding Company, SL of a company indirectly controlled by Banco Santander, SA, of the shares representing the entire share capital of Super Payments and Administração de Meios Eletrônico SA (“Superdigital”) for the amount R$270 million. As a result, the Company is no longer a shareholder of Superdigital.

b) Put option of equity interest in Banco Olé Bonsucesso Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Banco Santander (Brazil) S.A. (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of the all the shares issued by Bosan Participações S.A. (holding company whose only asset are shares representing 40% of the capital of Banco Olé), for the total amount of R$1.6 billion (“Operation”), to be paid on the closing date of the Operation.

On January 31, 2020, the Company and the shareholders of Bosan Participações SA (“Bosan”) concluded the definitive agreement and signed the purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to Company and payment to sellers in the total amount of R$1,608,772,783.47. As a result, Banco Santander became, directly and indirectly, the holder of 100% of Banco Olé's shares.

c) Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing LTDA.

On March 24, 2020, the Company acquired shares representing the total share capital of Toque Fale Serviços de Telemarketing LTDA (“Toque Fale”) for the amount of R$1,099,854.72, corresponding to the equity value of the quotas on February 29, 2020, previously held by Getnet Adquirência e Serviços para Means of Payment SA and Auttar HUT Processamento de Dados LTDA. As a result, the Company became a direct shareholder of Toque Fale and holder of 100% of its capital.

d) Acquisition of residual equity interest in Return Capital Serviços e Recuperação de Crédito S.A.

On November 1, 2019, Atual Serviços de Recuperação de Creditos e Meios Digitais SA (“Atual”), wholly owned subsidiary of Banco Santander, and the minority shareholders of Return Capital Serviços e Recuperação de Crédito SA (“Return Capital”) celebrated Return Capital Stock Purchase and Sale Agreement, in which Atual acquired all the shares of minority shareholders, corresponding to 30% of Return Capital's share capital. The acquisition was completed on November 1, 2019, so Atual now holds 100% of the shares representing Return Capital's share capital.

e) Transfer of Control of Banco Olé Bonsucesso Consignado S.A. and Super Pagamentos e Administração de Meios Eletrônicos S.A.

On October, 23 2019, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) had its capital stock reduced, without cancellation of shares, through the transfer of  the common shares representing its equity held in Banco Olé Bonsucesso Consignado S.A. (“Olé”) and Super Pagamentos e Administração de Meios Eletrônicos S.A. (“Super”) to Banco Santander. On December 23, 2019 all the prior conditions for the capital stock reduction were accomplished: (i) previous authorization by Bacen; and (ii) term of opposition of the company creditors established as per art. 174 of Law 6.404/76; and, thus, Olé and Super become directly controlled by Banco Santander.

f) Acquisition of residual equity interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander committed to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431,000. The acquisition was approved by BACEN on February 18, 2019 and closed on February 25, 2019. As a consequence Banco Santander has become the holder of 100% of the shares representatives of the capital stock of Getnet S.A.

g) Formation of Santander Auto S.A.

On January 9, 2019, SUSEP granted to Santander Auto S.A. the authorization to operate insurance throughout national territory. Santander Auto S.A. started its operations on August 2019.

h) Formation of partnership with Hyundai Capital Services Inc.

h.1) Banco Hyundai Capital Brasil S.A.

On February 21, 2019, the authorization to operate granted by BACEN for the functioning of Banco Hyundai was published in the Federal Official Gazette. Banco Hyundai began operations in April 2019.

h.2) Hyundai Corretora de Seguros Ltda.

On April 30, 2019, BACEN authorized Banco Santander to hold an indirect interest in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda. (“Hyundai Corretora”). Hyundai Corretora was incorporated on July 22, 2019. On September 10, 2019 the company got the registration of the company as insurance brokerage with SUSEP. Hyundai Corretora began operations in November 2019.

3.     Significant Accounting Policies

There was no change in the accounting practices and policies adopted by the Bank for the base date of March 31, 2020. These practices are described in note 3 of the Parent Company and Consolidated Condensed Financial Statements of December 31, 2019.

Resolution nº. 4,782 of March 16, 2020, subsequently amended by Resolution nº. 4,791 of March 26, 2020, which came into force as of its publication date, determines that in cases of restructuring of credit operations carried out up to 30 As of September 2020, the restructuring is no longer an indicator for considering problematic assets. In case this classification has already been made considering exclusively the restructuring characteristic, the risk exposure as a problematic asset can be reversed. The Resolution determines that this rule does not apply to operations that were already classified as problematic on the date of publication of the Resolution and operations that present evidence that they will not be honored in the new conditions.

Resolution nº. 4,803 of April 9, 2020, which came into force as of its publication date and allows operations renegotiated in the period from March 1 to September 30, 2020 to be reclassified to the level at which they were classified on the day February 29, 2020, except for operations that on February 29, 2020 had a delay equal to or greater than fifteen days in the payment of the installment of principal or charges and operations that show evidence that they will not be honored in the new conditions.

Resolution No. 4,797 published on April 6, 2020, which becomes effective as of its publication, determines that financial institutions and other institutions authorized to operate by the Central Bank of Brazil are prevented from:

(i)             pay interest on own capital and dividends above the mandatory minimum established in the bylaws;

(ii)            repurchase own shares (it will only be allowed if through stock exchanges or an organized over-the-counter market, up to the limit of 5% (five percent) of the shares issued, including the shares recorded in treasury at the entry into force of this Resolution ;

(iii)           reduce the share capital, when legally possible;

(iv)           increase any remuneration, fixed or variable, for directors and members of the board of directors, in the case of public limited companies, and of directors, in the case of limited companies;

(v)            anticipate the payment of any of the previous items.

The prohibitions are applicable to payments and advances based on the results obtained, and/or to be carried out, the date of publication of the Resolution and September 30, 2020 and must be observed regardless of the maintenance of resources in an amount higher than the Additional Principal Capital (ACP), dealt with in Resolutions 4,193, of March 1, 2013, and 4,783, of March 16, 2020.

4.     Cash and Cash Equivalents

				Bank
	3/31/2020	31/12/2019	3/31/2019	12/31/2018
Cash	12,705,433	9,543,649	9,278,518	11,358,459
Interbank Investments	17,809,809	11,877,783	8,465,804	14,496,489
Money Market Investments	6,903,506	110,746	5,686,619	4,925,769
Interbank Deposits	1,938,367	1,465,065	632,858	1,702,653
Foreign Currency Investments	8,967,936	10,301,972	2,146,327	7,868,067
Total	30,515,242	21,421,432	17,744,322	25,854,948

				Consolidated
	3/31/2020	31/12/2019	3/31/2019	12/31/2018
Cash	13,962,809	9,924,644	9,516,113	11,629,112
Interbank Investments	16,942,563	11,519,019	8,379,945	13,656,870
Money Market Investments	6,903,506	110,746	5,686,619	4,925,769
Interbank Deposits	1,070,271	1,105,446	546,141	862,449
Foreign Currency Investments	8,968,786	10,302,827	2,147,185	7,868,652
Total	30,905,372	21,443,663	17,896,058	25,285,982

5.     Interbank Investments

					Bank
				3/31/2020	12/31/2019
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	30,279,108	10,812,059	-	41,091,167	28,703,365
Own Portfolio	4,351,060	-	-	4,351,060	821,425
Financial Treasury Bills - LFT	823,283	-	-	823,283	10,500
National Treasury Bills - LTN	1,678,690	-	-	1,678,690	-
National Treasury Notes - NTN	1,849,087	-	-	1,849,087	810,925
Third-party Portfolio	5,910,047	5,802,926	-	11,712,973	9,011,703
National Treasury Bills - LTN	1,162,057	105,224	-	1,267,281	457,427
National Treasury Notes - NTN	4,747,990	5,697,702	-	10,445,692	8,554,276
Sold Position	20,018,001	5,009,133	-	25,027,134	18,870,237
National Treasury Bills - LTN	2,422,405	-	-	2,422,405	2,906,634
National Treasury Notes - NTN	17,595,596	5,009,133	-	22,604,729	15,963,603
Interbank Deposits	12,220,875	42,412,160	35,934,908	90,567,943	76,924,193
Foreign Currency Investments	8,967,936	-	-	8,967,936	10,301,972
Total	51,467,919	53,224,219	35,934,908	140,627,046	115,929,530

					Consolidated
				3/31/2020	12/31/2019
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	30,087,505	10,812,059	-	40,899,564	28,703,365
Own Portfolio	4,159,457	-	-	4,159,457	821,425
Financial Treasury Bills - LFT	746,028	-	-	746,028	10,500
National Treasury Bills - LTN	1,564,343	-	-	1,564,343	-
National Treasury Notes - NTN	1,849,086	-	-	1,849,086	810,925
Third-party Portfolio	5,910,047	5,802,926	-	11,712,973	9,011,703
National Treasury Bills - LTN	1,162,057	105,224	-	1,267,281	457,427
National Treasury Notes - NTN	4,747,990	5,697,702	-	10,445,692	8,554,276
Sold Position	20,018,001	5,009,133	-	25,027,134	18,870,237
National Treasury Bills - LTN	2,422,405	-	-	2,422,405	2,906,634
National Treasury Notes - NTN	17,595,596	5,009,133	-	22,604,729	15,963,603
Interbank Deposits	1,105,945	3,728,355	864,894	5,699,194	4,361,302
Foreign Currency Investments	8,968,786	-	-	8,968,786	10,302,827
Total	40,162,236	14,540,414	864,894	55,567,544	43,367,494

6.     Securities and Derivatives Financial Instruments

a)     Securities

I) By Category

					Bank					Consolidated
				03/31/2020	12/31/2019				03/31/2020	12/31/2019
		Effect of Adjustment to Fair Value on:					Effect of Adjustment to Fair Value on:
	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount
Trading Securities	52,251,174	(608,290)	-	51,642,884	32,557,896	59,297,817	(756,315)	-	58,541,503	35,977,471
Government Securities	51,592,714	(583,676)	-	51,009,038	30,755,634	57,095,655	(731,701)	-	56,363,955	33,158,573
Private Securities	658,460	(24,614)	-	633,846	1,802,262	2,202,162	(24,614)	-	2,177,548	2,818,898
Available-for-Sale Securities	121,742,997	2,727,762	2,641,591	127,112,350	118,471,594	127,932,428	2,727,762	2,802,902	133,463,093	128,296,459
Government Securities	93,698,491	2,670,754	2,285,874	98,655,120	89,526,633	100,390,257	2,670,754	2,447,186	105,508,197	98,943,695
Private Securities	28,044,506	57,008	355,716	28,457,230	28,944,961	27,542,171	57,008	355,716	27,954,896	29,352,764
Held-to-Maturity Securities	14,841,698	-	-	14,841,698	11,739,597	14,388,657	-	-	14,388,657	11,739,597
Government Securities	14,388,657	-	-	14,388,657	11,275,488	14,388,657	-	-	14,388,657	11,275,488
Private Securities	453,041	-	-	453,041	464,109	453,041	-	-	453,041	464,109
Total Securities	188,835,869	2,119,472	2,641,591	193,596,923	162,769,087	201,618,902	1,971,448	2,802,902	206,393,252	176,013,527

II) Trading Securities

										Bank
			03/31/2020	12/31/2019	By Maturity					03/31/2020
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	51,592,714	(583,676)	51,009,038	30,755,634	-	3,813,955	10,329,779	14,347,882	22,517,422	51,009,038
Financial Treasury Bills - LFT	5,385,777	530	5,386,307	3,158,889	-	-	4,803,176	309,619	273,512	5,386,307
National Treasury Bills - LTN	8,718,643	31,714	8,750,357	6,838,515	-	3,662,789	1,711,590	1,694,218	1,681,760	8,750,357
National Treasury Notes - NTN	36,784,187	(627,275)	36,156,912	20,687,308	-	147,353	3,787,885	11,703,080	20,518,594	36,156,912
Agricultural Debt Securities - TDA	56,078	4,254	60,331	70,922	-	3,833	27,127	14,784	14,587	60,331
Brazilian Foreign Debt Notes	618,179	7,908	626,087	-	-	-	-	626,087	-	626,087
Debentures	29,850	(806)	29,044	-	-	(19)	-	93	28,970	29,044
Private Securities	658,460	(24,614)	633,846	1,802,262	218,055	21,832	19,538	70,011	304,409	633,846
Shares	1	(1)	0	-	0	-	-	-	-	0
Investment Fund Shares	222,903	(4,848)	218,055	834,063	218,055	-	-	-	-	218,055
Debentures	299,353	(15,130)	284,223	439,819	-	13,287	16,180	27,855	226,901	284,223
Eurobonds	-	-	-	492,774	-	-	-	-	-	-
Certificates of Real Estate Receivables - CRI	18,639	(517)	18,122	22,869	-	(5)	(58)	3,034	15,151	18,122
Certificates of Agribusiness Receivables - CRA	117,564	(4,118)	113,446	12,737	-	8,550	3,416	39,123	62,356	113,446
Total	52,251,174	(608,290)	51,642,884	32,557,896	218,055	3,835,788	10,349,318	14,417,893	22,821,830	51,642,884

										Consolidated
			03/31/2020	12/31/2019	By Maturity					03/31/2020
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	57,095,655	(731,701)	56,363,955	33,158,573	(45,214)	3,813,955	10,901,591	17,396,443	24,297,180	56,363,955
Financial Treasury Bills - LFT	8,882,273	541	8,882,814	3,530,356	-	-	5,374,988	3,233,258	274,568	8,882,814
National Treasury Bills - LTN	8,718,643	31,714	8,750,357	6,838,515	-	3,662,789	1,711,590	1,694,218	1,681,760	8,750,357
National Treasury Notes - NTN	38,790,632	(775,311)	38,015,321	22,718,780	(45,214)	147,353	3,787,885	11,828,002	22,297,296	38,015,321
Agricultural Debt Securities - TDA	56,078	4,254	60,331	70,922	-	3,833	27,127	14,784	14,587	60,331
Brazilian Foreign Debt Notes	618,179	7,908	626,087	-	-	-	-	626,087	-	626,087
Debentures	29,850	(806)	29,044	-	-	(19)	-	93	28,970	29,044
Private Securities	2,202,162	(24,614)	2,177,548	2,818,898	205,486	21,832	19,538	102,073	1,828,618	2,177,548
Shares	337,657	(1)	337,656	665,075	337,656	-	-	-	-	337,656
Investment Fund Real Estate	416,268	(4,848)	411,420	1,068,068	411,420	-	-	-	-	411,420
Investment Fund Shares	(207,173)	-	(207,173)	36,067	(207,173)	-	-	-	-	(207,173)
Debentures	1,487,146	(15,130)	1,472,016	439,819	(336,416)	13,287	16,180	27,855	1,751,110	1,472,016
Eurobonds	-	-	-	492,774	-	-	-	-	-	-
Certificates of Real Estate Receivables - CRI	18,639	(517)	18,122	22,869	-	(5)	(58)	3,034	15,151	18,122
Certificates of Agribusiness Receivables - CRA	117,564	(4,118)	113,446	12,737	-	8,550	3,416	39,123	62,356	113,446
Bill of Exchange	32,062	-	32,062	81,489	-	-	-	32,062	-	32,062
Total	59,297,817	(756,315)	58,541,503	35,977,471	160,272	3,835,788	10,921,129	17,498,516	26,125,798	58,541,503

III) Available-for-Sale Securities

											Bank
				03/31/2020	12/31/2019	By Maturity					03/31/2020
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	93,698,491	2,670,754	2,285,874	98,655,120	89,526,633	-	29,564	17,089,016	30,593,817	50,942,722	98,655,120
Treasury Certificates - CFT	1,013	-	154	1,167	1,165	-	-	-	1,167	-	1,167
Securitized Credit	726	-	40	766	-	-	128	403	235	0	766
Financial Treasury Bills - LFT	16,093,273	-	3,789	16,097,063	11,151,613	-	-	3,155,820	6,891,748	6,049,495	16,097,063
National Treasury Bills - LTN	32,037,439	826,334	(28,501)	32,835,272	30,984,931	-	-	8,678,317	14,168,141	9,988,814	32,835,272
National Treasury Notes - NTN	43,286,634	1,844,420	2,262,668	47,393,722	47,388,924	-	29,436	3,446,502	9,013,371	34,904,412	47,393,722
Mexican Foreign Debt Bonds	1,759,488	-	48,487	1,807,975	-	-	-	1,807,975	-	-	1,807,975
Bond Treasury	519,918	-	(763)	519,155	-	-	-	-	519,155	-	519,155
Private Securities	28,044,506	57,008	355,716	28,457,230	28,944,961	2,307,980	1,701,854	4,105,352	11,996,668	8,345,376	28,457,230
Shares	320	-	(268)	52	60	52	-	-	-	-	52
Investment Funds	2,314,755	-	(9,192)	2,305,563	3,963,540	2,305,563	-	-	-	-	2,305,563
Debentures (1)	11,956,600	55,052	288,025	12,299,677	11,915,052	2,365	633,381	1,055,622	3,130,120	7,478,189	12,299,677
Eurobonds	3,136,454	-	33,857	3,170,311	3,311,195	-	-	-	3,170,311	-	3,170,311
Promissory Notes - NP	4,445,570	1,956	11,060	4,458,587	4,696,855	-	117,652	618,214	3,683,430	39,290	4,458,587
Financial Bills - LF	447,514	-	3,269	450,783	192,804	-	-	194,615	256,168	-	450,783
Certificates of Real Estate Receivables - CRI	19,722	-	345	20,067	36,680	-	-	16,320	-	3,747	20,067
Rural Product Note - CPR	5,723,571	-	28,620	5,752,191	4,828,775	-	950,820	2,220,581	1,756,639	824,150	5,752,191
Total	121,742,997	2,727,762	2,641,591	127,112,350	118,471,594	2,307,980	1,731,418	21,194,368	42,590,485	59,288,099	127,112,350

															Consolidated
							03/31/2020		12/31/2019	By Maturity					03/31/2020
			Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost		Income		Equity		Carrying Amount		Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	100,390,257	-	2,670,754	-	2,447,186	-	105,508,197	-	98,943,695	-	29,564	19,785,351	33,071,079	52,622,202	105,508,197
Treasury Certificates - CFT	1,013		-		154		1,167		1,165	-	-	-	1,167	-	1,167
Securitized Credit	726		-		40		766		-	-	128	403	235	0	766
Financial Treasury Bills - LFT	18,766,912		-		3,829		18,770,740		16,547,365	-	-	4,065,425	8,413,569	6,291,747	18,770,740
National Treasury Bills - LTN	33,529,467		826,334		34,645		34,390,445		32,500,648	-	-	8,678,317	14,840,527	10,871,601	34,390,445
National Treasury Notes - NTN	45,812,734		1,844,420		2,360,794		50,017,948		49,894,517	-	29,436	5,233,232	9,296,426	35,458,854	50,017,948
Mexican Foreign Debt Bonds	1,759,488		-		48,487		1,807,975		-	-	-	1,807,975	-	-	1,807,975
Bond Treasury	519,918		-		(763)		519,155		-	-	-	-	519,155	-	519,155
Spanish Foreign Debt Bonds	27,542,171		57,008		355,716		27,954,896		29,352,764	1,805,645	1,701,854	4,105,352	11,996,668	8,345,376	27,954,896
Private Securities	23,459		-		(268)		23,191		82,387	23,191	-	-	-	-	23,191
Shares	-		-		-		-		-	-	-	-	-	-	-
Investment Fund Shares in Participation - FIP	1,745,050		-		(9,192)		1,735,858		3,082,832	1,735,858	-	-	-	-	1,735,858
Investment Fund Shares	39,162		-		-		39,162		57,531	39,162	-	-	-	-	39,162
Investment Fund Real Estate	11,956,600		55,052		288,025		12,299,677		13,063,691	2,365	633,381	1,055,622	3,130,120	7,478,189	12,299,677
Debentures	3,136,454		-		33,857		3,170,311		3,311,195	-	-	-	3,170,311	-	3,170,311
Eurobonds	4,445,570		1,956		11,060		4,458,587		4,696,855	-	117,652	618,214	3,683,430	39,290	4,458,587
Promissory Notes - NP	447,514		-		3,269		450,783		192,804	-	-	194,615	256,168	-	450,783
Financial Bills - LF	19,722		-		345		20,067		36,680	-	-	16,320	-	3,747	20,067
Certificates of Real Estate Receivables - CRI	5,069		-		-		5,069		14	5,069	-	-	-	-	5,069
Certificates of Time Deposits - CDB	5,723,571		-		28,620		5,752,191		4,828,775	-	950,820	2,220,581	1,756,639	824,150	5,752,191
Rural Product Note - CPR	127,932,428		2,727,762		2,802,902		133,463,093		128,296,459	1,805,645	1,731,418	23,890,703	45,067,747	60,967,579	133,463,093
Total	-		-		-		-		-	-	-	-	-	-	-

(1) In the Bank and Consolidated, includes securities issued by mixed-capital companies and R$267,796 (12/31/2019 - R$262,027) securities available for sale.

(2) On March 31, 2020, the quantite of 1,400,000 in the amount of R$1,612,932 (12/31/2019 – 1,140,000 in the amount of R$1,229,297) of National Treasury Notes - NTN, are linked to the obligation assumed by Banco Santander to cover the reserves to be amortized under Plan V of the Social Security Fund (Banesprev).

IV) Held-to-Maturity Securities

						Bank/Consolidated
			By Maturity			03/31/2020

	Amortized Cost		From 3 to 12 Months	From 1 to 3 Years	Over 3 Years
Held-to-Maturity Securities (1)	03/31/2020	12/31/2019				Total
Government Securities	14,388,657	11,275,488	1,007,051	6,020,821	7,360,785	14,388,657
National Treasury Notes - NTN	4,321,347	3,414,897	25,586	-	4,295,761	4,321,347
Brazilian Foreign Debt Bonds	10,067,310	7,860,591	981,465	6,020,821	3,065,025	10,067,310
Private Securities	453,041	464,109	453,041	-	-	453,041
Certificates of Agribusiness Receivables - CRA	453,041	464,109	453,041	-	-	453,041
Total	14,841,698	11,739,597	1,460,092	6,020,821	7,360,785	14,841,698

(1) The market value of held to maturity securities is R$16,883,894 (12/31/2019 - R$12,514,855).

For the quarter ended March 31, 2020, there were no disposals of federal government securities and other securities classified in the category of securities held to maturity.

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is estimated based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, considered as representative of market conditions at the end of balance.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to 03/31/2020	01/01 to 03/31/2019	01/01 to 03/31/2020	01/01 to 03/31/2019

Income From Fixed-Income Securities (1)	35,238,078	4,404,244	35,278,072	4,678,639
Income From Interbank Investments	3,100,839	2,220,160	2,223,104	1,125,857
Income From Variable-Income Securities	(66,041)	14,852	(545,170)	(79,737)
Financial Income of Pension and Capitalization	-	-	42,321	33,339
Provision for Impairment Losses (2)	(7,194)	(54,854)	(7,194)	(54,854)
Others (3)	(2,601,377)	(133,349)	(2,609,499)	(147,325)
Total	35,664,305	6,451,053	34,381,634	5,555,919

(1) Includes exchange variation revenue in the amount of R$31,191,979 in the Bank and in the Consolidated (2019 - revenue of R$473,791 in the Bank and in the Consolidated).

(2) Corresponds to the permanent loss record, referring to securities classified as available for sale.

(3) Includes the net valuation of investment fund shares and interest and exchange variation expenses in the amount of R$2,746,386 in the Bank and in the Consolidated (2019 - expense of R$144,262 in the Bank and in the Consolidated).

For the quarter ended March 31, 2020, the amount of 260,000 in the amount of R$1,272,505 of National Treasury Notes - NTN, was sold, with a net result of 240,135.

b) Derivatives Financial Instruments

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model, the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber or using the same methodology applied for swap contracts. The fair value of options derivatives is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

I) Summary of Derivative Financial Instruments

Below, the composition of the Derivative Financial Instruments portfolio (Assets and Liabilities) by type of instrument, demonstrated by their market value:

				Bank				Consolidated
	03/31/2020		12/31/2019		03/31/2020		12/31/2019
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swap - Differential Receivable	15,767,461	18,532,669	8,620,854	10,167,632	22,482,639	26,008,412	14,625,237	16,701,678
Options to Exercise Awards	2,257,163	1,833,396	886,927	1,593,625	2,725,949	2,200,824	1,065,752	1,699,729
Term Contract and Other Contracts	14,530,563	13,067,835	1,678,454	2,221,955	6,775,981	5,226,843	1,750,151	2,221,955
Total	32,555,187	33,433,900	11,186,235	13,983,212	31,984,569	33,436,079	17,441,140	20,623,362

II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

						Bank
			03/31/2020			12/31/2019

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap		(3,737,603)	(2,765,208)		(1,941,478)	(1,546,779)
Assets	318,883,149	122,044,988	123,376,013	268,179,566	136,520,305	136,775,918
CDI (Interbank Deposit Rates)	49,385,110	6,403,084	6,678,382	41,347,160	8,115,530	8,090,923
Fixed Interest Rate - Real	52,817,146	-	-	41,538,831	-	-
Indexed to Price and Interest Rates	5,353,954	-	-	3,173,180	-	-
Foreign Currency	211,273,539	115,641,904	116,697,631	182,066,995	128,404,775	128,684,995
Others	53,400	-	-	53,400	-	-
Liabilities	322,620,752	(125,782,591)	(126,141,221)	270,121,044	(138,461,783)	(138,322,697)
CDI (Interbank Deposit Rates)	42,982,026	-	-	33,231,630	-	-
Fixed Interest Rate - Real	72,278,488	(19,461,342)	(20,246,772)	56,109,142	(14,570,311)	(14,451,016)
Indexed to Price and Interest Rates	110,362,782	(105,008,828)	(104,673,089)	125,829,755	(122,656,575)	(122,615,416)
Foreign Currency	95,631,635	-	-	53,662,220	-	-
Others	1,365,821	(1,312,421)	(1,221,360)	1,288,297	(1,234,897)	(1,256,265)
Options	856,077,306	(211,554)	423,767	1,446,691,036	(713,536)	(706,698)
Purchased Position	366,144,885	468,765	2,257,163	678,193,200	641,223	886,927
Call Option - Foreign Currency	284,795	-	(14,535)	223,478	1,318	35
Put Option - Foreign Currency	508,772	64	9,291	1,508,664	474	4,865
Call Option - Other	51,635,416	249,915	1,070,137	98,154,363	295,668	148,426
Interbank Market	51,635,416	249,915	1,070,156	98,154,363	295,668	148,517
Others (2)	-	-	(19)	-	-	(91)
Put Option - Other	313,715,902	218,786	1,192,270	578,306,695	343,763	745,943
Interbank Market	313,715,902	218,786	1,192,274	578,306,695	343,763	746,006
Others (2)	-	-	(4)	-	-	(63)
Sold Position	489,932,421	(680,319)	(1,833,396)	768,497,836	(1,354,759)	(1,593,625)
Call Option - Foreign Currency	56,466	-	(6,526)	254,945	(3,103)	(1,472)
Put Option - Foreign Currency	483,819	(65)	(36,121)	315,601	(1,528)	(4,337)
Call Option - Other	108,435,760	(251,381)	(559,924)	174,166,802	(562,827)	(441,032)
Interbank Market	108,435,760	(251,381)	(559,924)	174,166,802	(562,827)	(440,959)
Others (2)	-	-	-	-	-	(73)
Put Option - Other	380,956,376	(428,873)	(1,230,825)	593,760,488	(787,301)	(1,159,126)
Interbank Market	380,956,376	(428,873)	(1,230,825)	593,760,488	(787,301)	(1,159,038)
Others (2)	-	-	-	-	-	(88)
Futures Contracts	427,652,348	-	-	432,564,399	-	-
Purchased Position	124,081,696	-	-	72,332,140	-	-
Exchange Coupon (DDI)	21,478,695	-	-	7,105,007	-	-
Interest Rates (DI1 and DIA)	101,504,008	-	-	55,430,519	-	-
Foreign Currency	-	-	-	9,781,856	-	-
Indexes (3)	1,098,993	-	-	-	-	-
Treasury Bonds/Notes	-	-	-	14,758	-	-
Sold Position	303,570,652	-	-	360,232,259	-	-
Exchange Coupon (DDI)	142,682,154	-	-	145,668,039	-	-
Interest Rates (DI1 and DIA)	108,928,827	-	-	196,170,106	-	-
Foreign Currency	49,522,991	-	-	17,208,599	-	-
Indexes (3)	195,255	-	-	290,254	-	-
Treasury Bonds/Notes	2,241,425	-	-	895,262	-	-
Forward Contracts and Others	139,446,781	2,304,674	1,462,728	100,659,795	(900,818)	(706,698)
Purchased Commitment	78,885,184	4,937,241	703,310	50,216,459	(269,708)	50,412
Currencies	75,028,494	4,937,241	667,380	50,215,376	(269,708)	50,407
Others	3,856,690	-	35,930	1,083	-	5
Sell Commitment	60,561,597	(2,632,567)	759,418	49,298,439	(631,110)	(593,914)
Currencies	58,923,133	(2,632,567)	758,972	49,294,662	(631,085)	(594,002)
Others	1,638,464	-	446	3,777	(25)	88

						Consolidated
			03/31/2020			12/31/2019

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap		2,981,273	(3,525,784)		(1,885,422)	(2,076,440)
Assets	468,907,510	126,766,089	135,072,141	282,164,189	147,887,209	146,758,024
CDI (Interbank Deposit Rates)	44,275,777	16,021,903	16,827,950	40,550,627	16,197,221	16,655,885
Fixed Interest Rate - Real	47,064,843	-	-	47,140,927	-	-
Indexed to Price and Interest Rates	4,467,252	-	-	2,388,118	-	-
Foreign Currency	373,046,238	110,744,186	118,244,191	192,084,517	131,689,988	130,102,139
Others	53,400	-	-	-	-	-
Liabilities	465,926,236	(123,784,816)	(138,597,925)	284,049,611	(149,772,631)	(148,834,464)
CDI (Interbank Deposit Rates)	28,253,873	-	-	24,353,405	-	-
Fixed Interest Rate - Real	63,641,708	(16,576,864)	(20,246,772)	72,183,625	(25,042,698)	(24,079,732)
Indexed to Price and Interest Rates	110,362,782	(105,895,530)	(117,129,794)	125,829,755	(123,441,636)	(123,445,067)
Foreign Currency	262,302,052	-	-	60,394,529	-	-
Others	1,365,821	(1,312,422)	(1,221,359)	1,288,297	(1,288,297)	(1,309,665)
Options	873,745,818	(211,618)	525,125	1,446,522,960	(713,618)	(633,977)
Purchased Position	369,856,979	468,701	2,725,949	678,089,905	641,142	1,065,752
Call Option - Foreign Currency	230,928	-	(14,658)	171,871	1,318	(281)
Put Option - Foreign Currency	454,842	-	7,789	1,456,975	392	4,355
Call Option - Other	53,903,622	249,915	1,533,337	98,154,363	295,668	148,426
Interbank Market	51,635,417	249,915	1,070,156	98,154,363	295,668	148,517
Others (2)	2,268,205	-	463,181	-	-	(91)
Put Option - Other	315,267,587	218,786	1,199,481	578,306,695	343,764	818,664
Interbank Market	313,715,902	218,786	1,202,760	578,306,695	343,763	819,262
Others (2)	1,551,685	-	(3,279)	-	-	(599)
Sold Position	503,888,839	(680,319)	(2,200,824)	768,433,056	(1,354,759)	(1,699,729)
Call Option - Foreign Currency	56,465	-	(6,526)	254,945	(3,103)	(1,472)
Put Option - Foreign Currency	429,953	(65)	(33,050)	263,995	(1,528)	(2,842)
Call Option - Other	115,497,539	(251,381)	(585,919)	174,153,628	(562,827)	(440,731)
Interbank Market	108,435,760	(251,381)	(559,924)	174,166,802	(562,827)	(440,959)
Others (2)	7,061,779	-	(25,995)	(13,174)	-	228
Put Option - Other	387,904,882	(428,873)	(1,575,329)	593,760,488	(787,301)	(1,159,126)
Interbank Market	380,956,376	(428,873)	(1,230,825)	593,760,488	(787,301)	(1,159,038)
Others (2)	6,948,506	-	(344,504)	-	-	(88)
Futures Contracts	428,185,005	-	-	433,873,181	-	-
Purchased Position	124,319,898	-	-	72,912,029	-	-
Exchange Coupon (DDI)	21,478,695	-	-	7,394,951	-	-
Interest Rates (DI1 and DIA)	101,590,748	-	-	55,430,519	-	-
Foreign Currency	-	-	-	9,978,419	-	-
Indexes (3)	1,250,455	-	-	-	-	-
Treasury Bonds/Notes	-	-	-	108,140	-	-
Sold Position	303,865,107	-	-	360,961,152	-	-
Exchange Coupon (DDI)	142,682,154	-	-	146,032,485	-	-
Interest Rates (DI1 and DIA)	109,110,917	-	-	196,170,106	-	-
Foreign Currency	49,522,991	-	-	17,305,604	-	-
Indexes (3)	307,620	-	-	290,254	-	-
Treasury Bonds/Notes	2,241,425	-	-	1,162,703	-	-
Forward Contracts and Others	139,450,690	2,304,674	1,549,138	99,514,898	(900,818)	(471,804)
Purchased Commitment	78,889,093	4,937,241	789,720	50,216,459	(269,708)	50,413
Currencies	75,028,494	4,937,241	667,389	50,215,376	(269,708)	50,408
Others	3,860,599	-	122,331	1,083	-	5
Sell Commitment	60,561,597	(2,632,567)	759,418	49,298,439	(631,110)	(522,217)
Currencies	58,923,133	(2,632,567)	758,972	49,294,662	(631,085)	(522,305)
Others	1,638,464	-	446	3,777	(25)	88

(1) Nominal value of the updated contracts.

(2) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P indexes.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Bank
										Notional
					By Counterparty			By Maturity		Trading Market
				03/31/2020	12/31/2019			03/31/2020		03/31/2020
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	36,222,462	91,220,935	191,439,752	318,883,149	268,179,566	84,918,726	82,209,070	151,755,353	142,528,417	176,354,732
Options	19,660,947	421,599	835,994,760	856,077,306	1,446,691,036	201,718,089	643,351,416	11,007,801	837,024,861	19,052,445
Futures Contracts	2,154,408	-	425,497,940	427,652,348	432,564,399	316,521,646	50,732,812	60,397,890	427,652,348	-
Forward Contracts and Others	64,698,862	60,299,063	14,448,856	139,446,781	100,659,795	72,006,312	39,831,265	27,609,204	4,214,611	135,232,170

										Consolidated
										Notional
					By Counterparty			By Maturity		Trading Market
				03/31/2020	12/31/2019			03/31/2020		03/31/2020
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	36,222,460	44,864,730	387,820,320	468,907,510	282,164,189	85,489,725	213,308,289	170,109,496	142,528,415	326,379,095
Options	19,660,947	421,599	853,663,272	873,745,818	1,446,522,960	216,215,274	645,981,385	11,549,159	837,186,519	36,559,299
Futures Contracts	2,154,403	-	426,030,602	428,185,005	433,873,181	316,804,400	50,879,120	60,501,485	428,185,005	-
Forward Contracts and Others	64,698,862	60,299,063	14,452,765	139,450,690	99,514,898	72,010,224	39,831,262	27,609,204	4,214,611	135,236,079

(1) Includes operations with B3 S.A. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges as counterparty.

(2) Includes values traded at B3.

(3) It consists of operations that are included in registration chambers, according to Bacen regulations.

IV) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with Bacen Circular 3,082 / 2002 and the following hedge accounting structures were established:

IV.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of a hedge of exposure to variation in market risk, in receipts and interest payments related to assets and liabilities recognized.

The Bank's market risk hedging methodology segregates transactions by risk factor (eg, real / dollar exchange rate risk, fixed interest rate risk in reais, dollar exchange rate risk, inflation, interest rate risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared to pre-established internal limits.

To protect the market risk variation in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts relating to fixed assets and liabilities.

The Bank applies the market risk hedge as follows:

• Designates Foreign Currency + Coupon versus %CDI and Pre - Real Interest Rate or contracts dollar futures (DOL, DDI/DI) as derivatives instruments in Hedge Accounting structures, with foreign currency loan operations being the object of such transactions.

• The Bank has an active loan portfolio originating in Dollar at a fixed rate at Santander EFC, whose operations are recorded in Euro. As a way of managing this mismatch, the Bank designates each Euro Floating Foreign Currency swap versus Fixed Dollar corresponding credit protection instrument.

• The Bank has a portfolio of assets indexed to the Euro and traded at offshore branches. In the transaction, the value of the asset in Euro will be converted to the Dollar by the rate of the exchange contract of the transaction. As from the conversion, the principal amount of the funding, already expressed in US dollars, will be adjusted by a floating or fixed rate. The assets will be covered with Swap Cross Currency in order to cross the risk in Euro for LIBOR + Coupon.

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the Financial Assets portfolio available for sale. To manage this mismatch, the entity contracts DI futures on the Stock Exchange and designates them as a hedging instrument in a hedge accounting structure.

• The Bank has a risk to the IPCA index generated by debentures in the portfolio of securities available for sale. To manage this mismatch, the Bank contracts IPCA (DAP) futures on the Stock Exchange and designates them as a hedging instrument in a Hedge Accounting structure.

• Santander Leasing has a pre-fixed interest rate risk generated by government securities (NTN-F) in the portfolio of available-for-sale securities. To manage this mismatch, the Entity contracts interest swaps and designates them as a hedging instrument in a hedge accounting structure.

In market risk hedging, the results, both on hedging instruments and on the objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of a hedge of exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes of unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• It contracts fixed dollar swaps versus foreign exchange and designates them as a hedging instrument in a Cash Flow Hedge structure, with the purpose of protecting foreign exchange loans and negotiated with third parties through agency in offshore branches and securities held to maturity of Brazilian foreign debt securities.

• Contracts USD Futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, the object of which in this relation is part of the Bank's credit portfolio in Dollars and Promissory Notes in the portfolio of securities available for sale.

• The Bank has post-fixed interest rate risk generated by public securities (LFT) in the portfolio of available-for-sale securities, which present expected cash flows subject to Selic variations over their duration. To manage these oscillations, it contracts DI futures on the Stock Exchange and designates them as a derivative instrument in a Hedge Accounting structure.

• Banco RCI Brasil S.A. has operations CDI indexed whose purpose is funding with financial letters (LF), bills of exchange (LC) and Interbank Deposit Certificates (CDI) and designates interest rate swaps as instruments.

In cash flow hedge, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the caption equity valuation adjustments until the forecasted transactions occur, when that portion is recognized in the income statement. The non-effective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement. As of March 31, 2020 and December 31, 2019, no results were recorded for the ineffective portion.

												Bank
						03/31/2020						12/31/2019
Strategies	Adjustment to Fair Value		Accounting Value		Notional		Adjustment to Fair Value		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	(603,579)	(34,752)	2,226,062	1,806,560	3,675,074	1,534,191	601,119	1,447,179	2,336,460	2,867,523	1,703,734	1,398,524
Credit Operations Hedge	(724,283)	(76,849)	892,129	686,183	1,332,528	656,845	60,414	895,584	1,254,893	1,772,132	1,162,872	859,426
Securities Hedge	120,704	42,097	1,333,933	1,120,377	2,342,546	877,345	540,705	551,594	1,081,567	1,095,391	540,862	539,098
Futures Contracts	2,603,164	-	51,846,538	56,930,056	50,135,220	-	3,000,490	-	48,427,614	789,631	45,854,445	-
Securities Hedge	2,603,164	-	51,846,538	56,930,056	50,135,220	-	3,000,490	-	48,427,614	789,631	45,854,445	-

Cash Flow Hedge
Swap Contracts	-	(312,506)	1,332,940	1,428,603	3,915,096	877,345	602,634	235,576	889,117	1,481,312	1,703,734	-
Credit Operations Hedge	-	-	-	-	-	-	56,887	25,467	687,239	163,567	1,162,872	-
Securities Hedge	-	(312,506)	1,332,940	1,428,603	3,915,096	877,345	545,747	210,109	201,878	1,317,745	540,862	-
Futures Contracts	-	-	38,848,253	37,702,208	31,804,112	-	-	-	7,726,566	54,460,972	45,854,445	-
Credit Operations Hedge (2) (3)	-	-	23,363,385	19,577,378	22,859,369	-	-	-	4,506,878	50,975,253	-	-
Securities Hedge	-	-	15,484,868	18,124,830	8,944,744	-	-	-	3,219,688	3,485,719	45,854,445	-

												Consolidated
						03/31/2020						12/31/2019
Strategies	Adjustment to Fair Value		Accounting Value		Notional		Adjustment to Fair Value		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	(603,587)	(34,740)	2,226,350	1,806,573	3,675,074	1,534,191	602,633	3,098,299	3,208,463	6,348,041	1,703,734	1,398,524
Credit Operations Hedge	(724,291)	(76,836)	892,417	686,196	1,332,528	656,845	56,887	905,541	2,021,557	2,023,750	1,162,872	859,426
Securities Hedge	120,704	42,097	1,333,933	1,120,377	2,342,546	877,345	545,747	2,192,759	1,186,907	4,324,291	540,862	539,098
Futures Contracts	2,603,164	-	51,846,538	56,930,056	50,135,220	-	3,000,490	-	48,427,614	789,631	45,854,445	-
Securities Hedge	2,603,164	-	51,846,538	56,930,056	50,135,220	-	3,000,490	-	48,427,614	789,631	45,854,445	-

Cash Flow Hedge
Swap Contracts	-	(312,506)	1,332,940	1,428,603	3,915,096	877,345	-	5,163,218	6,123,421	11,483,844	5,499,281	5,624,154
Credit Operations Hedge	-	-	-	-	-	-	-	3,494	977,621	432,378	687,239	90,518
Securities Hedge	-	(312,506)	1,332,940	1,428,603	3,915,096	877,345	-	210,109	201,878	1,317,745	198,415	1,107,636
Funding Hedge	-	-	-	-	-	-	-	4,949,615	4,943,922	9,733,721	4,613,628	4,426,000
Futures Contracts	-	-	38,848,253	37,702,208	31,804,112	-	-	-	7,726,566	54,460,972	54,194,819	4,501,878
Credit Operations Hedge (2) (3)	-	-	23,363,385	19,577,378	22,859,369	-	-	-	4,506,878	50,975,253	50,975,253	4,501,878
Securities Hedge	-	-	15,484,868	18,124,830	8,944,744	-	-	-	3,219,688	3,485,719	3,219,566	-

(*) The Bank operates some Cash Flow Hedge strategies, hedging assets from its portfolio (object), regards that, the table is presented showing the liability amounts from the respective instruments. For structures whose objects are futures, the table is presented showing the balance of the daily adjustment, registered in the suspense accounts.

(1) Credit amounts refer to active operations and operations owed to passive operations.

(2) Updated value of the instruments on March 31, 2020 is R$7,492,114 (12/31/2019 - R$8,425,386).

At the Bank and Consolidated, the mark-to-market effect of swap and future asset contracts corresponds to a credit in the amount of R$11,877 (12/31/2019 - R$11,063) and is recorded in shareholders' equity, net of tax effects, of which R$6,532 will be realized against revenue in the next twelve months.

V) Credit Derivatives Information

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives refer to the exchange of the return of the reference obligation by a cash flow and in which, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the restated amount and the fair value (market value) of the reference obligation on the settlement date of the agreement.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

				Bank/Consolidated
				Valor Nominal
		03/31/2020		12/31/2019
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,141,738	-	2,435,880	-
Total	3,141,738	-	2,435,880	-

Amount related to the premium paid on CDS for use as guarantee (risk transfer) in the amount of R$0 (12/31/2019 - R$0).

The effect on the PLE of the risk received was R$6,294 (12/31/2019 - R$5,257).

During the period there was no occurrence of a credit event related to taxable events provided for in the contracts.

		03/31/2020		12/31/2019
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	3,141,738	3,141,738	2,435,880	2,435,880
Per Risk Classification: Below Investment Grade	3,141,738	3,141,738	2,435,880	2,435,880
Per Reference Entity: Brazilian Government	3,141,738	3,141,738	2,435,880	2,435,880

VI) Derivative Financial Instruments - Margin Given in Guarantee

The margin given as collateral for transactions traded on B3 with its own and third party derivative financial instruments is composed of federal government securities.

		Bank		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Financial Literature of the Treasury - LFT	1,073,062	5,342,992	1,073,062	5,950,561
National Treasury Bills - LTN	7,637,264	1,086,556	7,637,264	1,086,556
National Treasury Notes - NTN	1,448,569	660,918	1,448,569	841,790
Total	10,158,895	7,090,465	10,158,895	7,878,907

7.     Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Lending Operations	238,994,554	211,251,830	310,297,977	280,899,334
Loans and Discounted Titles	136,130,661	116,282,045	151,131,995	130,994,834
Financing	49,344,499	42,287,183	105,646,588	97,221,898
Rural and Agroindustrial - Financing	13,350,781	12,940,784	13,350,781	12,940,784
Real Estate Financing	40,168,613	39,741,818	40,168,613	39,741,818
Leasing Operations	-	-	2,803,217	2,800,998
Advances on Foreign Exchange Contracts (1)	8,347,094	6,054,424	8,347,094	6,054,424
Other Receivables (2)	53,569,111	58,912,075	56,995,459	62,281,242
Total	300,910,759	276,218,329	378,443,747	352,035,998

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 9) and income receivable on foreign exchange contracts.

Sale or Transfer Operations of Financial Assets

According to CMN Resolution nº 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

In the Bank and Consolidated, during quarter ended at March 31, 2020, operations were carried out credit assignment without co-obligation in the amount of R$139,414 (12/31/2019 - R$2,986,361) and were recorded substantially in borrowings and discounted securities, classified at risk level E and F. In the first quarter of 2020, there were no assignments between Group entities (12/31/2019 - R$746,106).

During the quarter ended March 31, 2020, loan assignments were made in full without co-obligation, in the amount of R$475,106 in the Bank and in the Consolidated relating to loan losses. In the first quarter of 2020, there were no assignments between Group entities.

(ii) With Substantial Retention of Risks and Benefits

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On March 31, 2020, the present value of the divested operations is R$70,139 (12/31/2019- R$75,833).

These assignment operations were carried out with a co-obligation clause, and compulsory repurchase is envisaged in the following situations:

•         Contracts in default for a period exceeding 90 consecutive days;

•         Contracts subject to renegotiation;

•         Contracts subject to portability in accordance with CMN Resolution nº 3,401/2006; and

•         Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer, cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Overdue	9,374,899	7,684,024	10,275,630	8,585,560
Due to:
Up to 3 Months	83,575,630	76,147,368	94,610,377	87,843,597
From 3 to 12 Months	81,340,661	69,667,171	102,993,423	90,380,199
Over 12 Months	126,619,569	122,719,766	170,564,317	165,226,642
Total	300,910,759	276,218,329	378,443,747	352,035,998

c) Loan Portfolio by Business Sector

		Bank		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Private Sector	299,843,237	275,100,366	377,374,826	350,916,654
Industry	63,991,600	53,728,646	64,979,632	54,671,234
Commercial	39,664,143	33,864,887	44,610,304	39,183,683
Financial Institutions	1,669,191	1,983,283	1,738,525	1,991,233
Services and Other (1)	49,150,870	41,607,698	52,080,593	44,886,880
Individuals	141,155,868	140,385,489	209,688,295	206,623,415
Credit Cards	31,827,928	34,914,437	31,827,928	34,914,437
Mortgage Loans	37,714,443	37,218,524	37,714,444	37,218,524
Payroll Loans	29,168,735	27,941,932	44,375,152	42,446,859
Financing and Vehicles Lease	2,330,114	2,379,093	53,359,800	51,774,184
Others (2)	40,114,648	37,931,503	42,410,971	40,269,411
Agricultural	4,211,565	3,530,363	4,277,477	3,560,209
Public Sector	1,067,522	1,117,964	1,068,921	1,119,344
State (3)	425,138	441,599	425,138	441,599
Municipal	642,384	676,365	643,783	677,745
Total	300,910,759	276,218,330	378,443,747	352,035,998

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

(3) Mainly includes working capital operations.

d) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

													Bank
							03/31/2020						12/31/2019
	%	Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	143,891,548	-	143,891,548	-	-	-	121,753,569	-	121,753,569	-	-	-
A	0.5%	78,342,957	-	78,342,957	391,715	-	391,715	77,795,391	-	77,795,391	388,977	-	388,977
B	1.0%	26,496,267	2,535,411	29,031,678	290,317	32	290,349	23,816,916	2,120,722	25,937,638	259,376	17	259,393
C	3.0%	19,712,786	2,265,275	21,978,061	659,342	70,145	729,487	19,823,183	1,966,467	21,789,650	653,690	1,665	655,355
D	10.0%	6,256,979	2,234,603	8,491,582	849,158	1,434,163	2,283,321	7,926,118	2,088,778	10,014,896	1,001,490	1,547,683	2,549,173
E	30.0%	2,136,651	2,094,596	4,231,247	1,269,374	666,540	1,935,914	2,266,765	2,323,208	4,589,973	1,376,992	659,874	2,036,866
F	50.0%	1,851,922	1,408,418	3,260,340	1,630,170	471,397	2,101,567	1,769,671	1,475,413	3,245,084	1,622,542	447,224	2,069,766
G	70.0%	1,474,681	1,628,339	3,103,020	2,172,114	495,124	2,667,238	1,450,313	1,225,377	2,675,690	1,872,983	418,317	2,291,300
H	100.0%	2,519,197	6,113,131	8,632,328	8,632,328	-	8,632,328	2,734,332	5,676,805	8,411,137	8,411,137	-	8,411,137
Total		282,682,988	18,279,773	300,962,761	15,894,518	3,137,401	19,031,919	259,336,258	16,876,770	276,213,028	15,587,187	3,074,780	18,661,967

													Consolidated
							03/31/2020						12/31/2019
		Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	% Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	162,694,109	11,242	162,705,351	-	-	-	141,187,755	-	141,187,755	-	-	-
A	0.5%	122,805,811	-	122,805,811	614,029	20,764	634,793	120,434,015	-	120,434,015	602,170	20,772	622,942
B	1.0%	31,853,383	4,544,588	36,397,971	363,980	32	364,012	29,095,941	3,746,497	32,842,438	328,424	18	328,442
C	3.0%	20,866,420	3,982,505	24,848,925	745,468	70,142	815,610	21,140,394	3,371,115	24,511,509	735,345	1,664	737,009
D	10.0%	6,532,899	3,052,729	9,585,628	958,564	1,434,163	2,392,727	8,368,581	2,820,515	11,189,096	1,118,910	1,547,683	2,666,593
E	30.0%	2,204,094	2,640,305	4,844,399	1,453,320	666,540	2,119,860	2,332,530	2,835,000	5,167,530	1,550,259	659,875	2,210,134
F	50.0%	1,937,845	1,809,739	3,747,584	1,873,791	471,397	2,345,188	1,859,486	1,812,213	3,671,699	1,835,850	447,224	2,283,073
G	70.0%	1,505,253	1,880,073	3,385,326	2,369,729	495,124	2,864,853	1,482,247	1,458,609	2,940,856	2,058,599	418,318	2,476,917
H	100.0%	2,752,365	7,414,103	10,166,468	10,166,468	-	10,166,468	2,943,753	7,139,229	10,082,982	10,082,982	-	10,082,982
Total		353,152,179	25,335,284	378,487,463	18,545,349	3,158,162	21,703,511	328,844,702	23,183,178	352,027,880	18,312,539	3,095,554	21,408,092

(1) Includes installments falling due and overdue.

(2) The additional provision is constituted based mainly on the expectation of realization of the loan portfolio, in addition to the minimum required by the current regulation.

(3) The total loan portfolio includes the amount of R$ 52,001 (12/31/2019 - R$ 5,301) in the Bank and R$ 43,711 (12/31/2019 - R$ 8,118) in Consolidated, referring to the adjustment to market value credit operations that are subject to protection, registered in accordance with article 5 of Bacen Circular Letter 3,624 of December 26, 2013 and which are not included in the note on risk levels (Note 6.b.VI.a).

e) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 a 03/31/2020	01/01 a 03/31/2019	01/01 a 03/31/2020	01/01 a 03/31/2019
Opening Balance	18,661,967	16,734,154	21,408,092	18,789,123
Allowances Recognized	2,850,453	2,527,986	3,586,383	3,013,446
Write-offs	(2,480,501)	(2,656,501)	(3,290,964)	(3,102,602)
Closing Balance	19,031,919	16,605,639	21,703,511	18,699,967
Recoveries Credits (1)	424,320	456,898	512,538	445,751

(1) Recorded as income from financial intermediation under the headings: credit operations and leasing operations. Includes the result of the assignment of credits without recourse to operations previously written off to losses in the amount of R$23,269 (2019 - R$12,981) in the Bank and R$23,269 (2019 - R$12,981) in the Consolidated.

f) Renegotiated Credits

		Bank		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Renegotiated Credits	14,533,045	13,752,395	17,098,389	16,292,323
Allowance for Loan Losses	(7,926,952)	(7,525,483)	(8,565,313)	(8,283,230)
Percentage of Coverage on Renegotiated Credits	54.5%	54.7%	50.1%	50.8%

g) Loan Portfolio Concentration

				Consolidated
		03/31/2020		12/31/2019
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	6,685,069	1.4%	4,207,082	0.9%
10 Largest	34,431,478	7.2%	30,837,795	6.9%
20 Largest	53,795,455	11.2%	48,360,114	10.9%
50 Largest	86,242,674	18.0%	78,111,867	17.6%
100 Largest	115,304,713	24.1%	102,168,739	23.0%

(1) Includes installments of credit to builders/developers.

(2) Refers to debentures, promissory notes and certificates of real estate receivables – CRI.

(3) Refers to credit of derivatives risk.

8.     Tax Assets and Liabilities

a) Tax Credits

a.1) Nature and Origin of Recorded Deferred Tax Assets

				Bank
	Balances on			Balances on
	12/31/2019	Recognition (4)	Realization	03/31/2020
Allowance for Loan Losses	14,047,657	1,245,535	(546,058)	14,747,134
Reserve for Legal and Administrative Proceedings - Civil	1,503,264	189,211	(87,843)	1,604,632
Reserve for Tax Risks and Legal Obligations	1,541,030	107,926	(9,664)	1,639,292
Reserve for Legal and Administrative Proceedings - Labor	2,249,941	221,956	(168,495)	2,303,402
Agio	-	15,449	-	15,449
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,092,265	13,217	(109,165)	1,996,317
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	76,976	211,865	-	288,841
Accrual for Pension Plan (2)	1,882,812	14,426	(450,381)	1,446,857
Profit Sharing, Bonuses and Personnel Gratuities	436,935	197,524	(433,547)	200,912
Other Temporary Provisions (3)	3,881,291	-	(57,263)	3,824,028
Total Tax Credits on Temporary Differences	27,712,171	2,217,109	(1,862,416)	28,066,864
Tax Losses and Negative Social Contribution Bases	-	10,804,323	-	10,804,323
Social Contribution Tax - Executive Act 2,158/2001	362,239	-	(187,081)	175,158
Balance of Recorded Deferred Tax Assets	28,074,410	13,021,432	(2,049,497)	39,046,345

				Consolidated
	Balances on			Balances on
	12/31/2019	Recognition (4)	Realization	03/31/2020
Allowance for Loan Losses	15,961,619	1,590,671	(800,178)	16,752,112
Reserve for Legal and Administrative Proceedings - Civil	1,617,816	228,870	(124,576)	1,722,110
Reserve for Tax Risks and Legal Obligations	2,367,352	116,948	(16,455)	2,467,845
Reserve for Legal and Administrative Proceedings - Labor	2,388,470	232,081	(179,843)	2,440,708
Agio	-	15,449	-	15,449
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,095,470	37,035	(111,613)	2,020,892
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	153,977	229,981	(0)	383,958
Accrual for Pension Plan (2)	1,897,061	14,426	(453,977)	1,457,510
Profit Sharing, Bonuses and Personnel Gratuities	496,820	222,200	(489,974)	229,046
Other Temporary Provisions (3)	4,155,209	79,186	(101,811)	4,132,584
Total Tax Credits on Temporary Differences	31,133,794	2,766,847	(2,278,427)	31,622,214
Tax Losses and Negative Social Contribution Bases	408,338	10,833,240	(53,221)	11,188,357
Social Contribution Tax - Executive Act 2,158/2001	362,240	-	(187,082)	175,158
Balance of Recorded Deferred Tax Assets	31,904,372	13,600,087	(2,518,730)	42,985,729

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2)  Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.

(3)  Composed mainly by administrative provisions nature.

(4)  Includes the effects of the change in the CSLL rate for banks of any kind, in accordance with Constitutional Amendment 103/19.

On March 31, 2020, there are deferred tax assets not registered in assets in the amount of R$20,106 (12/31/2019 - R$209,771) in the Bank and R$27,317 (12/31/2019 - R$209,771) in the Consolidated, whose expectation of achievement exceeds 10 years.

The accounting record of the deferred tax assets in the Santander Brasil financial statements was made at the rates applicable to the expected period of its realization and is based on the projection of future results and a technical study prepared pursuant to CMN Resolution nº 3,059/2002, with the amendments to the Resolution CMN nº 4,441/2015.

a.2) Expected Realization of Recorded Tax Credits

						Bank
						03/31/2020
	Temporary Differences			Tax Loss - Carryforwards		Total
Year	IRPJ	CSLL	PIS/Cofins		CSLL 18%	Recorded
2020	3,436,972	2,762,051	55,922	5,986,420		12,241,365
2021	4,616,153	3,713,950	74,563	659,732	175,158	9,239,556
2022	4,290,004	3,447,282	74,563	794,747	-	8,606,596
2023	1,326,777	1,071,708	18,641	1,674,620	-	4,091,746
2024	1,088,469	821,978	-	708,422	-	2,618,869
2025 a 2027	363,368	292,850	-	980,382	-	1,636,600
2028 a 2029	328,041	283,572	-	-	-	611,613
Total	15,449,784	12,393,391	223,689	10,804,323	175,158	39,046,345

						Consolidated
						03/31/2020
	Temporary Differences			Tax Loss - Carryforwards		Total
Year	IRPJ	CSLL	PIS/Cofins		CSLL 18%	Recorded
2020	3,895,598	3,048,248	58,137	6,071,164		13,073,147
2021	5,155,083	4,048,169	77,516	709,799	175,158	10,165,725
2022	4,784,304	3,754,730	77,516	821,253	-	9,437,803
2023	1,503,213	1,181,656	19,418	1,694,670	-	4,398,957
2024	1,594,762	1,069,772	53	745,964	-	3,410,551
2025 a 2027	373,992	297,201	159	1,140,106	-	1,811,458
2028 a 2029	354,192	328,376	119	5,401	-	688,088
Total	17,661,144	13,728,152	232,918	11,188,357	175,158	42,985,729

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

a.3) Present Value of Tax Credits

The present value of the tax credits recorded is R$35,850,894 (12/31/2019 - R$25,724,592) in the Bank and R$39,369,813, (12/31/2019 - R$29,133,062) in the Consolidated, calculated according to with the expectation of realizing the temporary differences, tax loss carryforwards, negative social contribution tax, Social Contribution 18% - MP 2,158/2001 and the average funding rate, projected for the corresponding periods.

b) Other Liabilities - Tax and Social Security

		Bank		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019

Deferred Tax Liabilities	4,691,007	5,444,706	5,265,375	6,013,811
Provision for Taxes and Contributions on Income	-	-	562,082	460,654
Taxes Payable	391,328	1,069,765	671,937	1,817,392
Total	5,082,335	6,514,471	6,499,394	8,291,857

b.1) Nature and Origin of Deferred Tax Liabilities

				Bank
	Balances on			Balances on
	12/31/2019	Recognition	Realization	03/31/2020
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,573,996	278,837	-	1,852,833
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	3,737,329	-	(1,034,566)	2,702,763
Excess Depreciation of Leased Assets	5,441	-	(2)	5,439
Others	127,940	16,222	(14,190)	129,972
Total	5,444,706	295,059	(1,048,758)	4,691,007

				Consolidated
	Balances on			Balances on
	12/31/2019	Recognition	Realization	03/31/2020
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,686,421	296,906	(31,310)	1,952,017
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	3,807,649	5,910	(1,038,290)	2,775,269
Excess Depreciation of Leased Assets	318,240	12,102	(807)	329,535
Others	201,501	26,191	(19,138)	208,554
Total	6,013,811	341,109	(1,089,545)	5,265,375

(1) Includes IRPJ, CSLL, PIS and Cofins

b.2) Expected Realization of Deferred Tax Liabilities

				Bank
				3/31/2020
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/Cofins	Recorded
2020	577,639	461,010	111,357	1,150,006
2021	770,186	614,680	148,477	1,533,343
2022	770,186	614,680	148,477	1,533,343
2023	197,970	157,995	37,119	393,084
2024	7,231	5,765	-	12,996
2025 a 2027	21,693	17,299	-	38,992
2028 a 2029	16,269	12,974	-	29,243
Total	2,361,174	1,884,403	445,430	4,691,007

				Consolidated
				3/31/2020
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/Cofins	Recorded
2020	695,300	482,293	113,760	1,291,353
2021	893,614	639,965	151,681	1,685,260
2022	849,595	639,965	151,680	1,641,240
2023	245,677	164,984	37,948	448,609
2024	44,370	6,658	35	51,063
2025 a 2027	94,760	19,105	106	113,971
2028 a 2029	19,530	14,269	80	33,879
Total	2,842,846	1,967,239	455,290	5,265,375

c) Income Tax and Social Contribution

		Bank		Consolidated
	01/01 a 03/31/2020	01/01 a 03/31/2019	01/01 a 03/31/2020	01/01 a 03/31/2019
Income Before Taxes on Income and Profit Sharing	(6,911,746)	4,721,012	(6,310,398)	5,351,981
Profit Sharing (1)	(437,504)	(426,990)	(479,097)	(468,440)
Unrealized Income	-	-	168,757	219,722
Income Before Taxes	(7,349,250)	4,294,022	(6,620,738)	5,103,263
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (4)	3,307,163	(1,717,609)	2,979,332	(2,041,305)
Equity in Subsidiaries (2)	402,998	356,346	3,272	4,541
Nondeductible Expenses, Net of Non-Taxable Income	3,046	352,045	21,729	430,019
Exchange Variation - Foreign Branches	6,418,523	81,884	6,418,524	81,884
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	375,655	(636)	408,538	(14,037)
Interest on Capital	-	-	8,520	-
Effects of Change in Rate of CSLL (3)	-	-	64,378	24,894
Other Adjustments Social Contribution Taxes 5%	56,792	-	86,254	-
Other Adjustments, Including Profits Provided Abroad	573,613	32,492	615,872	137,922
Income and Social Contribution Taxes	11,137,790	(895,478)	10,606,419	(1,376,082)

(1)  The basis of calculation is the net income, after IR and CSLL.

(2)  As a result of equity in subsidiaries are not included interest on capital received and receivable.

(3)  Effect of rate differences for the other financial and non-financial companies, which the social contribution tax rate is 15% and 9%, respectively.

(4)  Change in the CSLL rate, beginning on March 31, 2020, with an undetermined term.

Foreign Exchange Hedge of the Grand Cayman Branch, Luxembourg Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates two branchs, one in the Cayman Islands and one in Luxembourg, and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 13).

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives and international funding. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (real) in foreign investments are nontaxable or deductible to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income before Taxation" and in the caption "Income Taxes". Following are the effects of the operations carried out, as well as the total effect of the Currency Hedge for the period ended in March 31, 2020 and 2019:

R$	01/01 a 03/31/2020	01/01 a 03/31/2019
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency	18,586,046	225,467
Result generated by derivative contracts used as hedge	(31,411,700)	(396,760)
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	526,883	18,449
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	12,298,771	152,844

(1)  The basis of calculation is the net income, after IR and CSLL.

9.     Other Receivables – Other

		Bank		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Notes and Credits Receivable (Note 7.a)
Credit Cards	25,372,753	28,854,952	25,482,340	28,973,079
Receivables (1)	26,859,976	28,984,542	30,622,340	31,820,361
Escrow Deposits for:
Tax Claims	5,769,601	5,644,233	7,584,069	7,445,344
Labor Claims	2,046,163	2,022,832	2,241,416	2,208,429
Others - Civil	1,068,696	1,057,348	1,325,594	1,319,644
Contract Guarantees - Former Controlling Stockholders (Note 22.i) (2)	103,829	103,272	103,829	103,272
Recoverable Taxes	2,284,932	2,238,982	3,264,061	3,320,147
Receivables - Buyer Services	-	-	-	-
Reimbursable Payments	202,963	196,039	229,144	225,380
Salary Advances/Others	68,280	100,128	195,968	325,185
Employee Benefit Plan	287,565	283,046	352,028	346,422
Debtors for Purchase of Assets (Note 7.a)	673,609	653,347	734,198	713,936
Receivable from Affiliates	42,386	44,457	19,956	18,842
Others	1,860,094	1,284,510	3,102,563	3,015,028
Total	66,640,847	71,467,688	75,257,506	79,835,069

(1) It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

10.   Dependencies Information and Foreign Subsidiary

Branches:

Cayman

The Grand Cayman Agency is licensed under the Banks and Fiduciary Companies Act and is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands. The agency is therefore duly authorized to carry out banking business in the Cayman Islands and is currently engaged in fund raising business in the international banking and capital market to provide credit lines to Banco Santander, which are then extended to Banco Santander clients' for financing working capital and foreign trade. It also receives deposits in foreign currency from corporate clients and individuals and provides credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Brazilian Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Minister of Finance of Luxembourg on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman Agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

Subsidiary:

Banco Santander has a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include (without eliminating transactions with related parties):

	Grand Cayman Branch (3)		Luxembourg Branch (3)		Santander Brasil EFC (3)
	3/31/2020	12/31/2019	3/31/2020	12/31/2019	3/31/2020	12/31/2019
Assets	180,621,575	124,944,302	32,447,652	19,955,679	4,859,142	3,850,302
Current and Long-term Assets	180,621,575	124,944,302	32,447,307	19,955,392	4,859,142	3,850,302
Cash	839,357	3,205,293	208,169	162,231	1,179,767	319,152
Interbank Investments	54,316,186	34,116,739	2,098,749	1,941,192	2,863,200	2,582,385
Securities and Derivatives Financial Instruments	90,778,579	63,736,330	2,889,862	1,002,697	23,626	16,799
Lending Operations (1)	24,628,189	16,466,558	26,698,668	16,570,321	406,484	590,941
Foreign Exchange Portfolio	5,456,832	4,145,245	312,209	167,985	-	-
Others	4,602,432	3,274,137	239,650	110,966	386,065	341,025
Permanent Assets	-	-	345	287	-	-
Liabilities	180,621,575	124,944,302	32,447,653	19,955,679	4,859,141	3,850,302
Current and Long-term Liabilities	107,768,377	70,332,537	26,372,161	15,429,041	395,378	303,219
Deposits and Money Market Funding	24,254,929	10,798,572	2,835,338	2,469,606	37,623	29,766
Funds from Acceptance and Issuance of Securities	21,926,438	14,999,864	16,247,971	6,235,813	-	-
Debt Instruments Eligible to Compose Capital	13,341,999	10,175,961	-	-	-	-
Borrowings (2)	31,060,941	24,297,747	5,855,291	6,318,373	-	-
Foreign Exchange Portfolio	5,426,272	4,120,196	308,944	168,134	-	-
Others	11,757,798	5,940,197	1,124,617	237,115	357,755	273,453
Deferred Income	854	119	14,824	12,331	27	29
Stockholders' Equity	72,852,344	54,611,646	6,060,668	4,514,307	4,463,736	3,547,054

	01/01 a 03/31/2020	01/01 a 03/31/2019	01/01 a 03/31/2020	01/01 a 03/31/2019	01/01 a 03/31/2020	01/01 a 03/31/2019
Net Income	1,118,717	628,094	238,527	63,261	(22,285)	(543)

(1)  Refers mainly to lending and export financing operations.

(2)  Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3)  The functional currency is Real.

11.   Investments in Affiliates and Subsidiaries Subsidiary

						Bank
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	01/31/2020	01/01 a 03/31/2020	03/31/2020	12/31/2019	01/01 a 03/31/2020	01/01 a 03/31/2019
Controlled by Banco Santander
Santander Leasing	5,807,192	54,466	4,563,323	4,528,041	43,175	36,341
Banco Bandepe S.A.	5,275,829	299	5,275,829	5,277,643	299	124,870
Santander Brasil EFC	4,463,737	(22,285)	4,463,737	3,547,055	(22,285)	(543)
Santander Corretora de Seguros	3,157,795	154,826	3,157,795	3,002,236	154,826	107,931
Getnet S.A.	2,744,215	132,636	2,744,215	2,611,765	132,636	127,247
Goodwill on the acquisition of Getnet S.A. non controlling interest	-	-	1,050,700	1,080,439	-	-
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	1,578,566	22,977	1,560,029	1,322,052	22,977	7,709
Aymoré CFI	1,221,030	245,541	1,221,030	937,539	245,541	369,350
Sancap	1,042,414	(12,930)	1,042,414	1,040,469	(12,945)	35,291
Banco Olé Consignado (1)	1,630,677	136,882	978,406	926,278	82,129	80,725
Bosan S.A.	652,442	47,167	652,442	-	47,167	-
Goodwill on the acquisition of Bosan S.A.	-	-	950,064	-	-	-
Santander CCVM	678,286	31,475	678,286	646,400	31,475	22,212
Banco RCI Brasil S.A.	1,355,640	57,289	540,777	524,503	22,853	15,147
Santander Brasil Consórcio	479,122	54,166	479,122	424,956	54,166	46,837
Others	1,186,365	82,044	946,611	941,417	93,538	(82,253)
Total			30,304,780	26,810,793	895,552	890,864
						Consolidated
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	01/31/2020	01/01 a 03/31/2020	03/31/2020	12/31/2019	01/01 a 03/31/2020	01/01 a 03/31/2019
Jointly Controlled Companies Directly and Indirectly by Banco Santander
TecBan	500,643	9,763	95,021	94,155	1,853	1,658
Gestora de Crédito	223,556	(15,163)	44,711	47,744	(3,033)	(93)
Webmotors S.A.	181,490	11,931	127,043	126,440	8,351	9,138
Norchem Holdings	73,317	34	21,262	21,252	10	147
Cibrasec (3)	-	-	-	-	-	40
Norchem Participações	42,488	328	21,245	21,080	164	336
EBP	11,554	177	1,284	3,889	20	29
Santander Auto	24,201	(521)	12,100	12,374	(260)	61
Hyundai Corretora de Seguros Ltda.	1,779	(89)	890	934	(44)	-
PSA Corretora	1,503	423	752	540	211	36
Others (2)		5,265		5,266	-	-
Total		329,573		333,674	7,272	11,352

(1) On January 31, 2020, the purchase of the minority stake in Banco Olé Consignado SA was completed, thus, the Bank became, directly and indirectly, holder of 100% of the shares of Banco Olé (Note 2.cb).

(2) Comprised mainly of the goodwill portion allocated to Webmotors.

(3) On July 24, 2019, Banco Santander sold its entire stake in CIBRASEC - Companhia Brasileira de Securitização (“CIBRASEC”), corresponding to 4,000 common shares and 50 preferred shares, to ISEC Securitizadora SA for the amount of R$9,845,611.54. Due to the closing of the transaction, Banco Santander is no longer a shareholder of CIBRASEC.

12.   Intangibles

				Bank
			03/31/2020	12/31/2019
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,481,816	(26,222,641)	259,175	274,745
Other Intangible Assets	8,558,107	(4,828,483)	3,729,624	3,777,511
Acquisition and Development of Software	5,013,507	(3,139,087)	1,874,420	1,851,076
Exclusivity Contracts for Provision of Banking Services	3,338,273	(1,483,147)	1,855,126	1,926,342
Others	206,327	(206,249)	78	93
Total	35,039,923	(31,051,124)	3,988,799	4,052,256

				Consolidated
			03/31/2020	12/31/2019
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	29,870,982	(27,464,225)	2,406,757	1,611,812
Other Intangible Assets	9,231,410	(5,265,660)	3,965,750	4,100,986
Acquisition and Development of Software	5,605,511	(3,509,381)	2,096,130	2,118,798
Exclusivity Contracts for Provision of Banking Services	3,338,273	(1,483,147)	1,855,126	1,926,342
Others	287,626	(273,132)	14,494	55,846
Total	39,102,392	(32,729,885)	6,372,507	5,712,798

(*) For the quarter ended March 31, 2020, there was no impairment.

13.   Funding

a) Opening of Equity Accounts

						Bank
					03/31/2020	12/31/2019
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	84,385,991	69,723,134	85,301,097	67,820,627	307,230,849	246,950,548
Demand Deposits	34,120,100	-	-	-	34,120,100	29,392,188
Savings Deposits	50,184,800	-	-	-	50,184,800	49,039,857
Interbank Deposits	-	2,845,779	3,104,056	109,527	6,059,362	4,673,772
Time Deposits (1)	81,091	66,877,355	82,197,041	67,711,100	216,866,587	191,106,349
Money Market Funding	-	121,947,796	7,295,575	23,615,431	152,858,802	129,632,447
Own Portfolio	-	103,956,290	6,891,391	240,057	111,087,738	97,387,683
Government Securities	-	92,994,156	6,887,952	240,057	100,122,165	87,881,427
Debt Securities in Issue	-	4,102	-	-	4,102	86,595
Others	-	10,958,032	3,439	-	10,961,471	9,419,661
Third Parties	-	11,190,020	-	-	11,190,020	8,743,348
Linked to Trading Portfolio Operations	-	6,801,486	404,184	23,375,374	30,581,044	23,501,416
Funds from Acceptance and Issuance of Securities	-	16,280,979	36,746,572	50,390,302	103,417,853	91,579,368
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	11,922,416	26,018,346	30,047,025	67,987,787	68,716,278
Real Estate Credit Notes - LCI (2)	-	2,572,973	7,979,677	17,139,527	27,692,177	24,995,265
Agribusiness Credit Notes - LCA	-	3,985,502	6,504,531	3,827,738	14,317,771	14,776,877
Treasury Bills - LF (3)	-	5,363,941	11,534,138	7,707,150	24,605,229	27,587,340
Guaranteed Real Estate Credit Notes - LIG (4)	-	-	-	1,372,610	1,372,610	1,356,796
Securities Issued Abroad	-	4,184,938	8,869,063	18,597,263	31,651,264	19,419,513
Funding by Structured Operations Certificates	-	173,625	1,859,163	1,746,014	3,778,802	3,443,577
Borrowings and Onlendings	-	24,711,748	35,418,725	9,498,064	69,628,537	57,413,704
Foreign Borrowings	-	23,440,948	33,213,375	1,725,372	58,379,695	45,659,127
Import and Export Financing Lines	-	13,147,102	25,964,837	539,017	39,650,956	31,794,109
Other Credit Lines	-	10,293,846	7,248,538	1,186,355	18,728,739	13,865,018
Domestic Onlendings	-	1,270,800	2,205,350	7,772,692	11,248,842	11,754,577
Total	84,385,991	232,663,657	164,761,969	151,324,424	633,136,041	525,576,067

						Consolidated
					03/31/2020	12/31/2019
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	84,289,495	69,116,945	83,864,894	66,613,935	303,885,269	272,927,991
Demand Deposits	34,023,604	-	-	-	34,023,604	29,107,534
Savings Deposits	50,184,800	-	-	-	50,184,800	49,039,857
Interbank Deposits	-	2,261,869	2,077,363	563,356	4,902,588	4,299,290
Time Deposits (1)	81,091	66,855,076	81,787,531	66,050,579	214,774,277	190,344,470
Other Deposits	-	-	-	-	-	136,840
Money Market Funding	-	115,850,189	7,295,575	23,615,432	146,761,196	123,940,990
Own Portfolio	-	97,858,683	6,891,391	240,058	104,990,132	91,696,225
Government Securities	-	86,896,549	6,887,952	240,058	94,024,559	82,189,969
Debt Securities in Issue	-	4,102	-	-	4,102	86,595
Others	-	10,958,032	3,439	-	10,961,471	9,419,661
Third Parties	-	11,190,020	-	-	11,190,020	8,743,348
Linked to Trading Portfolio Operations	-	6,801,486	404,184	23,375,374	30,581,044	23,501,417
Funds from Acceptance and Issuance of Securities	-	16,340,685	31,902,426	40,164,891	88,408,002	85,962,615
Exchange Acceptances	-	167,217	513,374	884,593	1,565,184	1,591,753
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	12,404,922	26,861,331	32,399,487	71,665,740	72,211,903
Real Estate Credit Notes - LCI (2)	-	2,572,973	7,979,677	17,139,527	27,692,177	24,995,265
Agribusiness Credit Notes - LCA	-	3,985,502	6,504,531	3,827,738	14,317,771	14,776,877
Treasury Bills - LF (3)	-	5,846,447	12,377,123	10,059,612	28,283,182	31,082,965
Guaranteed Real Estate Credit Notes - LIG (4)	-	-	-	1,372,610	1,372,610	1,356,796
Securities Issued Abroad	-	3,594,921	2,668,558	5,134,797	11,398,276	8,715,382
Funding by Structured Operations Certificates	-	173,625	1,859,163	1,746,014	3,778,802	3,443,577
Borrowings and Onlendings	-	21,861,214	35,450,002	9,543,315	66,854,531	54,879,561
Domestic Borrowings	-	11,816	31,277	45,251	88,344	47,388
Foreign Borrowings	-	20,578,598	33,213,375	1,725,372	55,517,345	43,077,596
Import and Export Financing Lines	-	13,147,102	25,964,837	539,017	39,650,956	31,794,109
Other Credit Lines	-	7,431,496	7,248,538	1,186,355	15,866,389	11,283,487
Domestic Onlendings	-	1,270,800	2,205,350	7,772,692	11,248,842	11,754,577
Total	84,289,495	223,169,033	158,512,897	139,937,573	605,908,998	537,711,157

(1) Consider the maturities established in the respective applications, with the possibility of immediate withdrawal, in advance of their maturity.

(2) Letters of real estate credit are fixed income securities backed by real estate credits and guaranteed by mortgage or fiduciary alienation of real estate. As of March 31, 2020, they have a maturity between 2020 and 2025 (12/31/2019 - with a maturity between 2020 and 2026).

(3) The main characteristics of the financial bills are a minimum term of two years, a minimum nominal value of R$300 and an early redemption permit of only 5% of the amount issued. As of March 31, 2020, they have a maturity between 2020 and 2025 (12/31/2019 - with a maturity between 2020 and 2025).

(4) Guaranteed Real Estate Bills are fixed income securities backed by real estate credits guaranteed by the issuer and a pool of real estate credits apart from the other assets of the issuer. As of March 31, 2020, they have a term between 2021 and 2023 (12/31/2019 - with a term between 2021 and 2022).

At the Bank and Consolidated, the export and import financing lines are funds raised from financial institutions abroad, intended for investment in commercial exchange operations, related to discounting export bills and pre-financing for export and import, whose maturities are up to the year 2023 (12/31/2019 - until the year 2023) and are subject to financial charges, corresponding to the exchange variation plus interest that vary from 0.28% pa to 3.70% p.a (12/31/2019 - from 0.28% per annum to 3.8% p.a).

Country onlending obligations - official institutions incur financial charges corresponding to TJLP, exchange variation of the BNDES currency basket or exchange variation of the US dollar, plus interest, in accordance with the operational policies of the BNDES System.

b) Opening profit and loss accounts

		Bank		Consolidated
	01/01 to 03/31/2020	01/01 to 03/31/2019	01/01 to 03/31/2020	01/01 to 03/31/2019

Time Deposits (1) (2)	6,115,124	2,037,478	6,297,600	2,037,940
Savings Deposits	416,735	527,368	416,735	527,368
Interbank Deposits	51,050	141,225	42,744	49,040
Money Market Funding	2,704,876	2,824,119	2,646,575	2,753,907
Upgrade and Provisions Interest and Pension Plans and Capitalization	-	-	32,562	29,560
Acceptance and Issuance of Securities	19,497,643	1,769,545	19,535,767	1,829,305
Others (3)	159,765	422,074	176,834	436,855
Total	28,945,193	7,721,809	29,148,817	7,663,975

(1) In the Bank and in the Consolidated, it includes the registration of interest in the amount of R$212,087 (2019 - R$157,770), referring to the issuance of Level I and II Eligible Debt Instrument (Note 14).

(2) Includes exchange variation expense of R$1,373,724 in the Bank and Consolidated (2019 - exchange variation expense of R$296,717 in the Bank and Consolidated).

(3) Includes exchange variation expense in the amount of R$17,027,934 in the Bank and in the Consolidated (2019 - exchange variation expense in the amount of R$499,447 in the Bank and in the Consolidated).

14.   Debt Instruments Eligible to Capital

The details of the balance of the item Debt Instruments Eligible to Capital referring to the issuance of equity instruments to compose Level I and Level II of the PR due to the Capital Optimization Plan, are as follows:

						Bank/Consolidated
					03/31/2020	12/31/2019
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (1)	Total	Total
Tier I (2)	November - 18	No Maturity (Perpetual)	US$1.250	7.25%	6,685,519	5,092,153
Tier II (2)	November - 18	November - 28	US$1.250	6.13%	6,656,480	5,083,808
Total					13,341,999	10,175,961

(1) Interest paid semi-annually, as of May 8, 2019.

(2) The issues were made through the Cayman Agency and there is no incidence of Income Tax at Source.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

15.   Other Payables – Other

		Bank		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Provision Technical for Capitalization Operations	-	-	2,543,642	2,402,614
Provision Technical for Pension Operations	-	-	1,754,016	1,901,721
Payables for Credit Cards	24,052,239	27,526,591	32,061,256	36,188,873
Provision for Tax Risks and Legal Obligations (Note 16.b) (2)	4,356,456	4,346,769	6,644,973	6,630,722
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 16.b) (2)	6,249,485	6,179,885	6,794,103	6,739,988
Provision for Financial Guarantees (Note 15.a)	169,952	166,105	169,952	166,105
Employee Benefit Plans	3,950,035	4,901,691	3,994,940	4,956,851
Payables for Acquisition of Assets and Rights	23,034	23,034	23,034	23,034
Reserve for Tax Contingencies - Responsibility of Former Controllers (Note 16.i) (b)	103,829	102,482	103,829	102,482
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 16.i) (b)	852	791	852	791
Accrued Liabilities
Personnel Expenses	1,261,056	1,697,771	1,449,230	1,960,884
Administrative Expenses	384,915	388,954	530,040	593,593
Others Payments	39,820	40,179	962,454	135,235
Creditors for Unreleased Funds	987,661	1,188,637	987,661	1,188,637
Provision of Payment Services	552,653	580,988	552,653	580,988
Suppliers	713,551	437,208	1,484,516	1,242,839
Others (1)	7,527,060	6,088,000	10,884,493	9,571,481
Total	50,372,598	53,669,085	70,941,644	74,386,838

(1) Includes impacts of the exchange variation referring to Notes.

(2) In the first half of 2019, the Bank entered into an agreement with a former controller where the registered obligations became the responsibility of the Bank, with no impact on results (Notes 15 and 16.i).

(3) In March 2020, the Bank reassessed its actuarial obligations related to the supplementary retirement plans (Banesprev II, Banesprev V and Banesprev Pré-75) and the other post-employment health and dental care plans due to a significant fluctuation in the interest rates occurred since the last revaluation, in December 2019. With this remeasurement, there was a gross reduction in actuarial obligations in the amount of R$977,488 in the Bank and R$988,128 in the Consolidated, as a contra entry to Equity Valuation Adjustments - Shareholders' Equity.

a) Provision for Financial Guarantees

The classification of the guarantees operations for the constitution of provision is based on the estimate of the involved risk. It happens due to the quality evaluation process applied to the clients and operations, using statistical model based on quantitative and qualitative information or on specialized credit analyst, which allow them to be classified according their default probabilities, based on internal and market´s objective variables (bureaus), previously identified as predictive of default probability. After this evaluation, the operations are classified according to the provisioning ratings, having as reference the CMN Resolution nº 2,682/1999. Based on the results of this analysis, amounts related to operations’ coverage are registered as provision considering the type of the guarantee, according to the requirements of CMN Resolution nº 4,512/2016.

				Bank/Consolidated
		03/31/2020		12/31/2019
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	1,519,117	4,154	439,507	3,017
Linked to Bids, Auctions, Provision of Services or Execution of Works	4,976,514	4,056	5,243,996	4,426
Linked to the Supply of Goods	1,416,044	2,264	1,488,371	2,602
Linked to the Distribution of Securities by Public Offer	250,000	-	340,000	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	13,084,964	107,072	12,934,282	107,231
Other Guarantees	383,108	1,843	276,506	1,334
Other Bank Guarantees	15,042,197	37,267	13,944,007	37,585
Other Financial Guarantees	4,672,862	13,296	3,600,051	9,910
Total	41,344,805	169,952	38,266,720	166,105

Changes in Allowances for Financial Guarantees

		Bank/Consolidated
	01/01 a 03/31/2020	01/01 a 03/31/2019
Balance at Beginning	166,105	201,411
Constitution (Note 30)	5,043	5,361
Reversal (1) (Note 30)	(1,196)	(2,458)
Balance at End	169,952	204,314

(1) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts.

16.   Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on March 31, 2020 and December 31, 2019, no contingent assets were registered (Note 3).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Reserve for Tax Contingencies and Legal Obligations (Note 15)	4,356,456	4,346,769	6,644,973	6,630,722
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 15)	6,249,485	6,179,885	6,794,103	6,739,988
Labor	3,272,352	3,216,008	3,564,330	3,517,431
Civil	2,977,133	2,963,877	3,229,773	3,222,557
Total	10,605,941	10,526,654	13,439,076	13,370,710

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 a 03/31/2020			01/01 a 03/31/2019
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,346,769	3,216,008	2,963,877	4,079,141	3,543,801	3,144,599
Recognition Net of Reversal (1) (3)	(8,703)	254,734	63,998	(6,975)	7,096	32,928
Inflation Adjustment	31,654	19,731	70,116	35,603	20,351	69,499
Write-offs Due to Payment	(13,264)	(218,121)	(120,858)	(51,088)	(107,547)	(130,124)
Balance at End	4,356,456	3,272,352	2,977,133	4,056,681	3,463,701	3,116,902
Escrow Deposits - Other Receivables	1,593,185	1,128,455	629,191	1,360,086	1,176,606	609,647
Escrow Deposits - Securities	8,353	20,126	19,294	17,269	19,755	25,366
Total Escrow Deposits (2)	1,601,538	1,148,581	648,485	1,377,355	1,196,361	635,013

						Consolidated
			01/01 a 03/31/2020			01/01 a 03/31/2019
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,630,722	3,517,431	3,222,557	6,294,007	3,829,975	3,401,483
Recognition Net of Reversal (1) (3)	(16,351)	260,399	108,588	3,253	28,852	68,230
Inflation Adjustment	45,801	23,250	71,588	56,537	25,484	70,922
Write-offs Due to Payment	(15,199)	(236,750)	(172,960)	(67,161)	(120,955)	(161,254)
Balance at End	6,644,973	3,564,330	3,229,773	6,286,636	3,763,356	3,379,381
Escrow Deposits - Other Receivables	2,570,172	1,225,299	635,914	2,417,843	1,248,160	617,096
Escrow Deposits - Securities	9,252	20,126	19,294	18,325	19,755	25,366
Total Escrow Deposits (2)	2,579,424	1,245,425	655,208	2,436,168	1,267,915	642,462

(1) Tax risks include the constitution of provisions for taxes related to judicial and administrative proceedings and legal obligations, recorded in tax expenses, other operating income and other operating expenses and income tax and social contribution.

(2) Refer to the amounts of deposits in guarantees, limited to the amount of the provision and do not include deposits in guarantee related to possible and / or remote contingencies and appeal deposits.

(3) In the first half of 2019, the Bank entered into an agreement with a former controller where the registered obligations became the Bank's responsibility, with no impact on the result (Notes 15 and 16.i).

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount in risk of lawsuits who’s the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

PIS and Cofins - R$1,914,284 in the Bank and R$3,791,345 in the Consolidated (12/31/2019 - R$1,903,369 in the Bank and R$3,769,611 in the Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander's PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Increase in CSLL Tax Rate - R$113,262 in the Consolidated (12/31/2019 - R$112,548 in the Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. In 2018, given the classification of success and unfavorable scenario in the Courts, we opted to pay the amounts discussed, except for Companhia de Crédito, Financiamento e Investimento Renault do Brasil (RCI), because the judicial proceedings are pending of judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - R$913,634 (12/31/2019 - R$906,355) at the Bank and Consolidated: in May 2003, the Brazilian Federal Revenue Service issued an infraction notice at Santander Distribuidora de Titulos e Valores Mobiliários Ltda. (Santander DTVM) and another auto at Banco Santander (Brasil) SA The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. In June 2015, defenses were assessed with unfavorable decisions at the administrative level (CARF). On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. This lawsuit was ruled groundless and is currently awaiting judgment by the Regional Federal Court (TRF 3). Based on the legal advisors' assessment, a provision was set up to cover the loss considered probable in the lawsuit.

National Social Security Institute (INSS) - R$283,548 in the Bank and R$283,555 in the Consolidated (12/31/2019 - R$282,046 in the Bank and R$282,053 in the Consolidated): Banco Santander and the subsidiaries discuss the collection of administrative and judicial claims social security and education salary contributions on various amounts that, according to the opinion of legal advisors, do not have a salary nature.

Services Tax (ISS) - Financial Institutions - R$201,995 in the Bank and R$218,546 in the Consolidated (12/31/2019 - R$208,561 in the Bank and R$224,631 in the Consolidated): Banco Santander and the subsidiaries discuss the requirement administratively and judicially , by several municipalities, the payment of ISS on various revenues arising from operations that are not usually classified as service provision. In addition, other actions involving ISS, classified as possible loss risk, are described in note 16.h.

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Former Banespa employees.Action distributed in 1998 by the Banespa Retired Association (AFABESP) requiring the payment of a semiannual bonus provided for in the Banespa regulations, according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. management or, alternatively, PLR, to retired employees of the extinct Banco do Estado de São Paulo SA - Banespa, hired until May 22, 1975. The bonus was not paid in 1994 and 1995 because the bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. The aforementioned clause was excluded from the regulation in 2001. The lawsuit was upheld by the Superior Labor Court. The Bank filed the appropriate funds with the STF, which, due to a monocratic decision, dismissed the appeal. A rescissory action was brought to dismiss the decision of the main action and suspend execution. There is a preliminary injunction in force that authorizes the execution of necessary enforcement acts to proceed with the execution until the attachment, however, any acts of seizure of assets or blocking of cash are prohibited until the judgment of the rescission action.

As of March 31, 2020, the case is classified as a probable loss and the provision was recorded based on the estimated loss.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

Lawsuits for Indemnity -seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Money savers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of money savers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes. The term of agreement negotiated between the parties was submitted to the STF which approved the terms of the agreement.

The Management considers that the accrued provisions are due to charge interest in accordance with the plans, including considering the agreement approved by the STF.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible totaled R$26,412 million in Consolidated, being the main lawsuits as follow:

INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of March 31, 2020, the amounts related to these proceedings totaled approximately R$5,088 million.

Tax on Services (ISS) -Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On March 31, 2020, the amounts related to these proceedings totaled approximately R$3,410 million.

Unapproved Compensation -The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue Office to grant tax relief with credits arising from overpayments. On March 31, 2020, the amounts related to these proceedings totaled approximately R$4,364 million.

Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The  infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. On March 31, 2020, the balance was approximately R$1,426 million.

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of March 31, 2020, the amount related to this claim is approximately R$610 million.

Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of March 31, 2020, the amount was R$1,061 million.

Goodwill Amortization of Banco Sudameris - the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On March 31, 2020, the amounts related to these proceedings totaled approximately R$639 million.

IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder.  As of March 31, 2020, the amount related to this lawsuit is approximately R$401 million.

The labor claims with classification of loss risk as possible totaled R$119 million in Consolidated, excluding the lawsuits below:

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$2,072 million in Consolidated, being the main lawsuits as follow:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits, in the amounts of R$102,977, R$213 and R$639 (12/31/2019 - R$102,481, R$213 and R$578 in the Bank and in the Consolidated) in the Bank and in the Consolidated , respectively, recorded in other obligations - miscellaneous (Note 15) under the responsibility of the former controlling shareholders of banks and acquired companies. Based on the contracts signed, these actions are guaranteed full reimbursement by the former controlling shareholders, whose respective rights were accounted for in other credits - miscellaneous (Note 9).

17.   Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

						Thousands of Shares
			03/31/2020			12/31/2019
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	107,642	133,195	240,837	90,069	115,785	205,854
Foreign Residents	3,711,053	3,546,641	7,257,694	3,728,626	3,564,051	7,292,677
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(18,947)	(18,947)	(37,894)	(16,702)	(16,702)	(33,404)
Total Outstanding	3,799,748	3,660,889	7,460,637	3,801,993	3,663,134	7,465,127

b) Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Stockholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on: (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, since the total of dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

Resolution No. 4,797, of April 6, 2020, which establishes that institutions authorized to operate by the Central Bank of Brazil cannot pay interest on own capital and dividends above the minimum limit allowed for bylaws, data of entry into force a from this resolution. This prohibition, considering all payments, including in advance, is made from data from the entry into force until the Resolution until September 30, 2020.

As of March 31, 2020, no Interest on Equity and Dividends were posted. Following distribution made on 2019.

							12/31/2019
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
Interest on Capital (1) (6)	1,000,000	127.5853	140.3438	267.9291	108.4475	119.2922	227.7397
Interest on Capital (2) (6)	1,000,000	127.6399	140.4039	268.0438	108.4939	119.3433	227.8372
Interest on Capital (3) (6)	1,000,000	127.6610	140.4271	268.0881	108.5119	119.3631	227.8750
Interest on Capital (4) (6)	1,010,000	128.9673	141.8641	270.8314	109.6222	120.5844	230.2066
Interim Dividends (5) (6)	6,790,000	867.0180	953.7197	1,820.7377	-	-	-
Total	10,800,000

(1) Deliberated by the Board of Directors on March 29, 2019, paid on May 28, 2019, without any monetary restatement.

(2) Deliberated by the Board of Directors on June 28, 2019, paid on July 31, 2019, without any monetary restatement.

(3) Deliberated by the Board of Directors on September 30, 2019, paid on October 30, 2019, without any monetary restatement.

(4) Deliberated by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any monetary restatement.

(5) Deliberated by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any monetary restatement.

(6) The amount of interest on own capital and interim dividends was fully imputed to the minimum mandatory dividends distributed by the Bank for the year 2019.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase; or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of stockholders remuneration.

d) Treasury Shares

In the meeting held on November 1, 2019, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 5, 2019, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,256,072 Units, representing 37,256,072 common shares and 37,256,072 preferred shares, which, on December 31, 2019, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2019, the Bank held 15,843,587 common shares and 15,843,587 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 5, 2019, and will expire on November 4, 2020.

Bank/Consolidated
Shares in Thousands
	03/31/2020	12/31/2019
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	16,702	13,317
Shares Acquisitions	5,052	6,465
Payment - Share-Based Compensation	(2,807)	(3,080)
Treasury Shares at Beginning of the Period	18,947	16,702
Subtotal - Treasury Shares in Thousands of Reais	R$792,808	R$679,364
Issuance Cost in Thousands of Reais	R$1,771	R$1,771
Balance of Treasury Shares in Thousands of Reais	R$794,579	R$681,135

Cost/Share Price	Units	Units
Minimum Cost	R$7.55	R$7.55
Weighted Average Cost	R$33.22	R$32.10
Maximum Cost	R$49.55	R$49.55
Share Price	R$26.67	R$42.60

(*) Considering since the beginning of operations on the stock exchange.

e) Minority Interest

	Stockholders’ Equity		Non Controlling Interest
	03/31/2020	12/31/2019	01/01 a 03/31/2020	01/01 a 03/31/2019
Banco RCI Brasil S.A. (Note 2.b)	814,863	790,340	(34,436)	(22,824)
Banco Hyundai Capital Brasil S.A.	153,392	148,589	(4,803)	(249)
Banco PSA (Note 2.b)	134,879	131,222	(3,658)	(4,611)
Rojo Entretenimento S.A.	7,265	7,245	(20)	-
Santander Leasing (Note 2.b)	451	447	(4)	(4)
Olé Consignado (Note 2.b)	-	617,518	-	(53,816)
FI RN Brasil - Financiamento de Veículos (1)	-	-	-	(4,281)
Getnet S.A. (Note 2.c)	-	-	-	(3,962)
FI Direitos Creditórios RCI Brasil I (1)	-	-	-	(837)
Return Capital Serviços de Recuperação de Créditos S.A. (Note 2.c)	-	-	-	(514)
Total	1,110,850	1,695,361	(42,921)	(91,098)

(1) Investment funds closed during 2019.

18.   Related Parties

a) Key Management Personnel Compensation

The Bank's Board of Directors' Meeting held on March 26, 2020 approved, in accordance with the favorable recommendation of the Compensation Committee, the proposal for the maximum global compensation for the Directors (Board of Directors and Executive Board) for the year 2020, in the amount up to R$400,000, covering fixed, variable and share-based compensation and other benefits. The proposal was the subject of a resolution at the Annual General Meeting (AGM) to be held on April 30, 2020.

a.1) Long Term Benefits

The Bank, as well as Banco Santander Espanha, as well as other subsidiaries of the Santander Group in the world, has long-term remuneration programs linked to the performance of the market price of its shares, based on the achievement of goals (Note 25.b).

a.2) Short Term Benefits

The following table shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as an expense in the period ended March 31, 2020 and 2019, by Banco Santander and its subsidiaries to their Directors for the positions they hold Banco Santander and other companies of the Santander Conglomerate.

The amounts related to the Variable and Share-Based Compensation will be paid in the subsequent periods.

	01/01 a 03/31/2020	01/01 a 03/31/2019
Fixed Compensation	22,021	22,751
Variable Compensation - in cash	44,532	37,086
Variable Compensation - in shares	35,607	43,162
Others	11,594	9,825
Total Short-Term Benefits	113,754	112,824
Variable Compensation - in cash	64,916	56,288
Variable Compensation - in shares	46,597	61,871
Total Long-Term Benefits	111,513	118,159
Total	225,267	230,983

Additionally, in the first quarter of 2020, charges on Management's remuneration were paid in the amount of R$7,447 (2019 - R$8,952).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation and its benefits will be discontinued.

c) Lending Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with the legislation in force as set forth in articles 6 and 7 of CMN Resolution nº 4,693/18, article 34 of Law 6,404/76 "Law of Corporations" and the Policy for Transactions with Related Parties of Santander published on the Investor Relations website, being considered related parties:

(1)            its controllers, natural or legal persons, under the terms of art. 116 of the Law of Corporations;

(2)            its directors and members of statutory or contractual bodies;

(3)            in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;

(4)            natural persons with qualified equity interest in their capital;

(5)            corporate entities with qualified equity interest in their capital;

(6)            legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

(7)            legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

(8)            legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
						03/31/2020
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	4,061	0.1%	4,072	0.1%	8,133	0.1%
Directors (*)	5,580	0.1%	5,580	0.2%	11,160	0.1%
Others	350,887	9.2%	378,680	10.3%	729,567	9.7%
Total Outstanding	3,799,748	99.5%	3,660,889	99.5%	7,460,637	99.5%
Treasury Shares	18,947	0.5%	18,947	0.5%	37,894	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	354,947	9.3%	382,752	10.4%	737,699	9.8%

						Shares in Thousands
						12/31/2019
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
GES (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,526	0.1%	2,533	0.1%	5,059	0.1%
Directors (*)	4,525	0.1%	4,525	0.1%	9,050	0.1%
Others	355,722	9.3%	383,519	10.4%	739,241	9.9%
Total Outstanding	3,801,993	99.6%	3,663,134	99.5%	7,465,127	99.6%
Treasury Shares	16,702	0.4%	16,702	0.5%	33,404	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	358,248	9.4%	386,053	10.5%	744,301	9.9%

(1)  Companies of the Santander Spain Group.

(2)  Composed of Officials and Others.

(*)    None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related Party Transactions

Santander has a Policy for Transactions with Related Parties approved by the Board of Directors, which aims to ensure that all transactions included in the policy are carried out in view of the interests of Banco Santander and its shareholders. The policy defines powers to approve certain transactions by the Board of Directors. The envisaged rules are also applied to all employees and managers of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are carried out in the normal course of business and under conditions of exchange, including interest rates, terms and guarantees, and do not involve risks greater than the normal collection or have other disadvantages.

				Bank				Consolidated
	Assets	Income	Assets	Income	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
	03/31/2020	01/01 a 03/31/2020	12/31/2019	01/01 a 03/31/2019	03/31/2020	01/01 a 03/31/2020	12/31/2019	01/01 a 03/31/2019
Cash	3,781,280	-	840,686	-	4,961,047	-	1,106,373	-
Banco Santander Espanha (2)	3,730,455	-	770,425	-	4,910,222	-	1,089,578	-
Others	50,825	-	70,261	-	50,825	-	16,795	-
Interbank Investments	91,312,054	1,098,801	76,904,602	1,156,390	6,290,427	6,820	4,111,489	31,747
Aymoré CFI (3)	44,412,991	621,766	42,683,530	750,329	-	-	-	-
Banco Santander Espanha (1) (2)	6,290,427	6,793	4,111,489	31,653	6,290,427	6,820	4,111,489	31,747
Bandepe(3)	19,920,327	123,160	10,051,166	27,539	-	-	-	-
Olé Consignado (3)	13,250,918	244,614	12,412,492	250,922	-	-	-	-
Others	7,437,391	102,468	7,645,925	95,947	-	-	-	-
Securities	379,187	3,810	375,377	5,419	-	-	-	-
Santander Leasing (3)	379,187	3,810	375,377	5,419	-	-	-	-
Derivatives Financial Instruments - Net	(2,164,549)	1,317,028	(1,004,057)	(331,684)	(2,487,826)	(1,215,857)	(1,172,059)	(210,307)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(160,006)	(403,601)	(113,931)	(15,670)	(160,006)	(403,601)	(113,931)	(15,670)
Banco Santander Espanha (2)	(2,302,653)	(734,341)	(1,026,552)	(178,790)	(2,327,820)	(812,324)	(1,058,128)	(194,662)
Santander FI Hedge Strategies (3) (Nota 2)	842,437	860,220	255,838	(38,050)	-	-	-	-
Bandepe	-	2,795,394	-	-	-	-	-	-
Santander FI Diamantina (3)	(574,006)	(1,242,149)	(201,763)	(99,199)	-	-	-	-
Key Management Personnel	-	68	-	25	-	68	-	25
Others	29,679	41,437	82,351	-	-	-	-	-
Interfinancial Relations	10,505,719	4,746	9,206,678	887	-	-	-	-
Getnet S.A. (Nota 12) (3) (7)	10,497,540	3,643	9,198,824	394	-	-	-	-
Santander Leasing (3)	8,179	1,103	7,854	493	-	-	-	-
Loan Operations	765,165	222	616,157	95	11,850	227	11,284	100
Getnet S.A.	753,558	-	605,157	-	-	-	-	-
Key Management Personnel (9)	11,607	222	11,000	95	11,850	227	11,284	100
Dividends and Bonuses Receivables	16,434	-	280,499	-	28,116	-	20,367	-
Aymoré CFI(3)	-	-	37,949	-	-	-	-	-
Banco RCI Brasil S.A.(3)	-	-	25,091	-	-	-	-	-
Webmotors S.A(5)	-	-	-	-	28,116	-	20,367	-

Getnet S.A.(3)	-	-	67,518	-	-	-	-	-
Sancap Investimentos e Participações S.A. (3)	-	-	64,594	-	-	-	-	-
Olé Consignado	-	-	75,000	-	-	-	-	-
Others	16,434	-	10,347	-	-	-	-	-
Trading Account	665,674	3,794	504,782	755	665,674	60,368	504,782	(29,254)
Banco Santander Espanha(2)	665,674	3,794	504,782	755	665,674	60,368	504,782	(29,254)
Foreign Exchange Portfolio - Net	407,075	947,852	294,581	(45,209)	407,075	947,852	294,581	(45,209)
Banco Santander Espanha(2)	407,075	947,824	294,581	(45,247)	407,075	947,824	294,581	(45,247)
Key Management Personnel	-	28	-	38	-	28	-	38
Income Receivable	945,437	484,281	884,878	517,871	961,912	546,516	901,574	765,628
Zurich Santander Brasil Seguros e Previdência S.A.(8)	867,165	427,308	826,100	458,319	883,640	489,543	842,796	686,696
Zurich Santander Brasil Seguros S.A.(8)	78,272	56,973	58,778	59,552	78,272	56,973	58,778	78,931
Receivables from Affiliates	14,786	14,291	17,779	19,819	13,291	3,289	4,853	103
Santander Capitalização S.A. (3)	-	-	-	2,306	-	-	-	-
Gesban Servicios Administrativos Globales, S.L.	-	-	-	-	8,029	-	-	-
Santander Brasil Gestão de Recursos Ltda	-	-	-	-	(99)	3,385	-	-
Esfera Fidelidade S.A.	3,407	770	10,064	-	-	-	-	-
Banco Santander Espanha (2)	4,516	-	4,516	-	4,516	-	4,516	-
Santander FI Hedge Strategies(3) (Nota 2)	4,237	1,354	2,883	-	-	-	-	-
Getnet S.A. (3) (7)	1,264	1,573	316	17,513	-	-	-	-
Bandepe	-	78	-	-	-	-	-	-
Others	1,362	10,516	1,617	152,687	845	(96)	337	103
Non Operating Income	-	168,588	-	-	-	168,588	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	168,588	-	-	-	168,588	-	-
Other Receivables - Others	1,371,023	102,269	307,201	98,197	1,401,265	22,392	347,335	11,631
Gesban Servicios Administrativos Globales, S.L.	-	-	-	-	-	8,006	-	-
Banco Santander Espanha (2)	1,334,195	-	273,232	-	1,401,265	(3)	347,335	(22)
Santander Capitalização S.A. (3)	31,790	89,771	29,749	79,506	-	-	-	-
Banco Santander International (4)	-	11,945	-	8,533	-	11,945	-	8,533
Santander Securities Services Brasil DTVM S.A.(4)	-	371	-	-	-	2,127	-	2,127
Key Management Personnel	-	71	-	56	-	104	-	104
Others	5,038	111	4,220	10,102	-	213	-	889
Deposits	(5,219,423)	(632,837)	(9,120,197)	(34,585)	(1,256,399)	(12,857)	(468,773)	(21,360)
Bandepe	-	(606,318)	-	-	-	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A	(329,449)	-	-	-	(329,449)	-	-	-
Santander Brasil Gestão de Recursos Ltda.(4)	(197,974)	(2,032)	(332,916)	(3,654)	(197,974)	(2,032)	(332,916)	(3,654)
Fundo de Investimento Santillana (4)	(20,747)	(1,470)	(20,571)	(16,782)	(20,747)	(1,470)	(20,571)	(16,782)
Santander Securities Services Brasil DTVM S.A.	-	-	-	-	(480,567)	(5,549)	-	-
Santander FI Hedge Strategies (3) (Nota 2)	(1,608,304)	-	(745,350)	(112,634)	-	-	-	-
Santander FI Diamantina(3)	(693,370)	-	(8,920,327)	-	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	(6,263)	-	-	-	(6,263)	-	-	-
Key Management Personnel	(43,392)	(342)	(36,068)	(596)	(43,424)	(342)	(36,104)	(596)
Others	(2,319,924)	(22,675)	935,035	99,081	(177,975)	(3,464)	(79,182)	(328)
Repurchase Commitments	(6,322,087)	(72,382)	(5,712,028)	(87,312)	(191,603)	(13,907)	(20,571)	(16,782)

Santander FI Amazonas(3)	(123,994)	(1,063)	(131,317)	-	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	(191,603)	(1,806)	-	-	(191,603)	(1,806)	-	-
Santander Leasing(3)	(1,331,955)	(13,444)	(1,253,584)	(21,206)	-	-	-	-
Santander CCVM(3)	(124,496)	(1,082)	(97,488)	-	-	-	-	-
Santander FI SBAC(3)	(3,294,329)	(29,661)	(2,713,050)	(35,779)	-	-	-	-
Santander FI Guarujá(3)	(427,936)	(3,792)	(372,545)	(2,937)	-	-	-	-
Santander FI Diamantina(3)	(197,499)	(3,488)	(255,043)	-	-	-	-	-
Santander FI Unix(3)	(25,819)	(2,144)	(366,357)	(4,977)	-	-	-	-
Fundo de Investimento Santillana (4)	-	-	(20,571)	(16,782)	-	(12,094)	(20,571)	(16,782)
Others	(604,456)	(15,895)	(502,073)	(5,623)	-	-	-	-
Key Management Personnel	-	(7)	-	(8)	-	(7)	-	(8)
Funds from Acceptance and Issuance of Securities	(97,283)	(1,014)	(89,074)	(1,443)	(97,283)	(1,014)	(89,074)	(1,443)
Key Management Personnel	(97,283)	(1,014)	(89,074)	(1,443)	(97,283)	(1,014)	(89,074)	(1,443)
Loan and Onlendings	(2,862,350)	-	(2,581,530)	-	-	-	-	(1,173)
Banco Santander Río S.A.	-	-	-	-	-	-	-	(1,173)
Santander Brasil EFC (3)	(2,862,350)	-	(2,581,530)	-	-	-	-	-
Dividends and Bonuses in Paying	-	-	(6,886,828)	-	-	-	(6,886,828)	-
Banco Santander Espanha (2)	-	-	(1,067,623)	-	-	-	(1,067,623)	-
Sterrebeeck B.V. (2)	-	-	(3,629,772)	-	-	-	(3,629,772)	-
GES (2) (4)	-	-	(2,177,207)	-	-	-	(2,177,207)	-
Banco Madesant(4)	-	-	(1,948)	-	-	-	(1,948)	-
Key Management Personnel (11)	-	-	(10,278)	-	-	-	(10,278)	-
Payables from Affiliates	(143,233)	(801,827)	(118,908)	(202,430)	(24,132)	(638,003)	(5,682)	(61,827)
Santander Brasil Tecnologia S.A. (3)	(4,400)	(98,967)	(46)	(107,700)	-	-	-	-
Santander Corretora de Seguros, Investimento e Serviços S.A.	(13,644)	(39,915)	-	-	-	-	-	-
Santander Corretora de Seguros (3)	-	(558,362)	(12,127)	(25,595)	(21)	(558,362)	-	-
Getnet S.A. (3)	(15,040)	(7,349)	(12,886)	(8,242)	-	-	-	-
Santander Securities Services Brasil DTVM S.A.	(5,080)	(12,096)	-	-	(5,080)	(12,096)	-	-
Santander Leasing(3)	(79,387)	-	(79,387)	-	-	-	-	-
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A (Santander Brasil Asset) (4)	(14,406)	-	-	(11,834)	(14,406)	(79)	(5,066)	(11,834)
Santander Global Technology, S.L., SOCI	(3,887)	(59,752)	-	(38,759)	(3,887)	(59,928)	-	(39,072)
Others	(7,389)	(25,386)	(14,462)	(10,300)	(738)	(7,538)	(616)	(10,921)
Subordinated Debts	(13,341,999)	(3,251,601)	(10,175,961)	(175,187)	(13,341,999)	(3,251,601)	(10,175,961)	(175,187)
Banco Santander Espanha (2) (6)	(13,341,999)	(3,251,601)	(10,175,961)	(175,187)	(13,341,999)	(3,251,601)	(10,175,961)	(175,187)
Donations	-	(4,100)	-	(4,000)	-	(4,630)	-	(4,363)
Fundação Sudameris	-	(4,100)	-	(4,000)	-	(4,100)	-	(4,000)
Fundação Santander	-	-	-	-	-	(530)	-	(363)
Other Payables - Others	(3,938,454)	(557,283)	(352,553)	(506,356)	(432,039)	(339,605)	(379,980)	(323,678)
Banco Santander Espanha(2)	-	-	-	-	(1,914)	(1,837)	(1,277)	-
TecBan (5)	-	(94,843)	-	(78,947)	-	(94,843)	-	(78,947)
Santander Brasil Tecnologia S.A.(3)	-	(55,438)	-	(64,871)	-	-	-	-
Aquanima Brasil Ltda.(4)	-	-	-	-	-	(7,316)	-	(6,634)
Santander Securities Services Brasil DTVM S.A.	-	(1,069)	-	-	-	(1,069)	-	-
Zurich Santander Brasil Seguros e Previdência S.A.(8)	-	-	-	-	(21,901)	(5,504)	(21,219)	-

Getnet S.A. (3)	(3,539,741)	(182,360)	-	(132,043)	-	-	-	-
SANTANDER GLOBAL TECHNOLOGY, S.L., SOCI	-	-	-	-	-	(3,605)	-	-
Key Management Personnel	(398,713)	(208,881)	(352,553)	(221,095)	(408,188)	(225,267)	(357,249)	(230,983)
Others	-	(14,692)	-	(9,400)	(36)	(164)	(235)	(7,114)
Guarantees and Limits (10)	7,916	11	5,010	-	7,916	11	5,010	-
Key Management Personnel (9)	7,916	11	5,010	-	7,916	11	5,010	-

(1) Refers to investments in foreign currency (overnight investments) with maturity on April 1, 2020 and interest of up to 0.07% p.a. (12/31/2019 - maturing on January 2, 2020 and interest of up to 1.53% p.a.) maintained by Banco Santander Brasil and its Grand Cayman Branch.

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Espanha (Notes 1 and 26.d), through the subsidiaries GES and Sterrebeeck B.V.

(3) Direct or indirect subsidiary by Banco Santander.

(4) Direct or indirect subsidiary by Banco Santander Espanha.

(5) Jointly-controlled company - Santander Corretora de Seguros.

(6) Refers to the portion acquired by the Controller from the PR Optimization Plan carried out in the first half of 2014.

(7) Corresponds to receivables related to Acquiring.

(8) Significant influence of Banco Santander Espanha.

(9) As of 2019, the policy to carry out loans with key management personnel has changed and the balance of the contracted operations does not depend on the term of the mandates.

(10) Refers to the recording in the clearing accounts of Guarantees and Limits of credit operations with Key Management Personnel.

19.   Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to 03/31/2020	01/01 to 03/31/2019	01/01 to 03/31/2020	01/01 to 03/31/2019

Asset Management	160,380	168,917	251,688	250,818
Checking Account Services	941,578	905,306	944,056	909,548
Lending Operations and Income from Guarantees Provided	265,986	234,592	363,258	324,321
Lending Operations	124,101	99,874	221,373	189,603
Income Guarantees Provided	141,885	134,718	141,885	134,718
Insurance Fees	571,331	589,044	749,233	739,150
Cards (Debit and Credit) and Acquiring Services	935,963	1,088,695	1,375,403	1,608,889
Collection	374,015	374,567	375,108	375,367
Brokerage, Custody and Placement of Securities	181,746	138,679	259,192	191,755
Others	51,276	56,933	164,346	129,011
Total	3,482,275	3,556,733	4,482,284	4,528,859

20.   Personnel Expenses

		Bank		Consolidated
	01/01 to 03/31/2020	01/01 to 03/31/2019	01/01 to 03/31/2020	01/01 to 03/31/2019

Compensation	936,951	925,238	1,058,247	1,065,946
Charges	354,650	358,583	414,263	414,231
Benefits	319,215	328,245	366,331	371,345
Training	14,848	10,988	16,019	12,099
Others	1,520	2,222	18,848	2,812
Total	1,627,184	1,625,276	1,873,708	1,866,433

21.   Other Administrative Expenses

		Bank		Consolidated
	01/01 to 03/31/2020	01/01 to 03/31/2019	01/01 to 03/31/2020	01/01 to 03/31/2019

Depreciation and Amortization	606,575	514,079	750,968	649,632
Outsourced and Specialized Services	429,549	457,677	575,619	573,001
Communications	89,666	94,804	96,070	100,704
Data Processing	659,269	590,141	666,593	581,859
Advertising, Promotions and Publicity	91,414	94,023	123,262	132,521
Rentals	203,979	188,187	208,950	194,402
Transportation and Travel	31,466	34,105	40,838	42,711
Financial System Services	74,443	59,922	92,705	76,482
Security and Money Transport	151,976	158,752	152,218	159,448
Asset Maintenance and Upkeep	62,651	52,180	69,434	55,435
Water, Electricity and Gas	54,653	56,149	55,914	57,694
Materials	13,252	10,925	15,688	11,997
Others	132,494	120,119	216,484	201,096
Total	2,601,387	2,431,063	3,064,743	2,836,982

22.   Other Operating Income

		Bank		Consolidated
	01/01 to 03/31/2020	01/01 to 03/31/2019	01/01 to 03/31/2020	01/01 to 03/31/2019

Net Income Pension and Capitalization	-	-	125,980	128,270
Reversal of Operating Provisions - Fiscal (Note 16.c)	8,703	13,028	16,351	9,139
Monetary Adjustment of Escrow Deposits	107,623	109,296	121,787	131,041
Recoverable Taxes	84,692	20,718	94,754	30,129
Recovery of Charges and Expenses	213,659	185,665	161,492	120,379
Monetary Variation	-	13,528	-	13,755
Others	1,002,472	189,803	1,361,732	234,108
Total	1,417,149	532,038	1,882,096	666,821

23.   Other Operating Expenses

		Bank		Consolidated
	01/01 to 03/31/2020	01/01 to 03/31/2019	01/01 to 03/31/2020	01/01 to 03/31/2019

Operating Provisions
Fiscal (Note 16.c)	-	-	-	-
Labor (Note 16.c)	254,734	7,096	260,399	28,852
Civil (Note 16.c)	63,998	32,928	108,588	68,230
Credit Cards (3)	962,376	1,135,620	727,942	720,805
Actuarial Losses - Pension Plan	75,391	66,125	75,379	66,843
Legal Fees and Costs	21,079	39,521	21,357	47,102
Serasa and SPC (Credit Reporting Agency)	13,254	16,662	13,899	17,090
Brokerage Fees	21,013	22,503	21,073	22,516
Commissions	162,264	107,972	525,358	407,330
Others (1)	1,152,813	460,133	1,626,137	984,584
Total	2,726,922	1,888,560	3,380,132	2,363,352

(1) In the period ended March 31, 2020 and 2019, it mainly includes monetary restatement on provisions for lawsuits and administrative and legal obligations, provisions for the benefit guarantee fund and other provisions.

24.   Non-Operating Income

		Bank		Consolidated
	01/01 to 03/31/2020	01/01 to 03/31/2019	01/01 to 03/31/2020	01/01 to 03/31/2019

Result on sale of Investments	168,588	-	168,588	2,467
Result on Sale of Other Assets	3,187	(3,855)	(285)	(6,470)
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	8,518	(8,056)	12,111	(5,895)
Expense on Assets Not in Use	(12,158)	(12,415)	(12,235)	(12,574)
Gains (Losses) of Capital	(387)	494	(396)	419
Other Income (Expenses)	33,698	24,495	37,036	22,534
Total	201,446	663	204,819	481

25.   Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

In March 2020, the Bank reassessed its actuarial obligations related to the supplementary retirement plans (Banesprev II, Banesprev V and Banesprev Pré-75) and the other post-employment health and dental care plans due to the relevant fluctuation in interest rates occurred since the last revaluation, in December 2019. With this remeasurement, there was a gross reduction in actuarial obligations in the amount of R$977,488 in the Bank and R$988,128 in the Consolidated, against the Equity Valuation Adjustments - Shareholders' Equity.

	03/31/2020	12/31/2019	03/31/2020	12/31/2019
	Pension		Health
Nominal Discount Rate for Actuarial Obligation	7.86%	7.05%	8.07%	7.22%
Rate Calculation of Interest Under Assets to the Next Year	7.86%	7.05%	8.07%	7.22%
Estimated Long-term Inflation Rate	3.50%	3.50%	3.50%	3.50%

b) Share-based compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. The members of Banco Santander 's Executive Board are eligible for these plans, in addition to the participants that were determined by the Board of Directors, whose choice will take into account seniority in the group. The members of the Board of Directors only participate in these plans when they hold positions in the Executive Board.

b.1) Local and Global Programs

Below are the long-term compensation programs and their characteristics.

Program	Plan	Liquidity Type	Vesting Period	Period of Exercise/Settlement
Local	Long-Term Incentive Plan - Private Ultra High (1)	Money	Dec/2017 to Dec/19	In March/2020 and March/2021
Global	Global Long-Term – ILP CRDIV - Granted 2015 (2) (3)	Santander Global Group Shares	2015 to 2018	In March/2019 and March/2020
Local	Long-Term Incentive Plan – Technology	Santander Brasil Bank Shares	Jul/2019 to Jun/2022	In July/2022
Local	Long-Term Incentive Plan – Pi Investments	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023
Local	Long-Term Incentive Plan – Ben'	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023

(1) It aims at the growth and profitability of the Private business and the recognition of the Participant's contribution.

(2) Subject to the achievement of the Santander Group's RTA performance indicator, comparing the Group's evolution in this indicator with that of the main global competitors.

b.1.a) Fair Value and Performance Parameters for Current Plans

i. Private Ultra High

Each participant had a reference value defined in Reais, if the indicators were reached, the percentage of achievement would be applied over the reference value, with the payment of the first installment in March 2020 and the second in March 2021.

After the performance parameter monitoring period ended in December 2019, the plan was terminated without payment of the intended remuneration.

ii. Global Long Term Incentive CRDIV - Award 2015

The agreed ILP values for each participant will be obtained from the determination of the achievement of indicators in two moments: first moment for determining the eligibility (2015-2016) and a second moment for determining the due number of actions (2016, 2017 and 2018).

Phase 1	Phase 2
RTA versus Competitors	RTA versus Competitors
ROTE (Return on Tangible Capital) of the Bank versus Budget	ROTE Bank versus Budget
Employee Satisfaction
Clients Satisfaction
Business Link vs. Budget

At the end of the measurement period, the achievement of Phase 1 was 91.5% and that of Phase 2 was 73.09%, resulting in the final achievement of the plan of 66.88%.

Each executive had a target in Reais, which was converted into shares of Grupo Santander (SAN) at a price of R$45.49, which will be delivered in 2019. Due to the Group's capital increase (2017), the number of target shares was increased by approximately 1.5%.

The payment corresponding to the SAN shares was made in cash in March 2019 to the participants of the “Extended Group” (without “lock-up” - without sale restriction) and to the participants of the Identified Collective was made in March 2020, after the restriction period of 1 year, resulting in extinction in the plan.

	Number of Shares	Granted Year	Employees	Date of Commencement of the Period	Date of Expiry of Period

2nd Long -Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	Jan-15	Dec-18
Delivered shares - March/2019 (without Lockup)	(138,815)	2016	Executives	Jan-15	Dec-18
Delivered shares - March/2020 (without Lockup)	(1,025,113)	2016	Executives	Jan-15	Dec-18
Canceled shares (Grant 2015)	(611,121)	2016	Executives	Jan-15	Dec-18
Balance Plans on March 31, 2020	-

iii. ILP Technologia

It is a retention plan for key positions launched in July/2019 where the participant must remain in employment until the payment date to be entitled to receive it.

Each executive had a reference value defined in Reais, which was converted into shares of Santander Brasil (SANB11) at a price of R$44.66, which will be delivered in July 2022, with a restriction of 1 year.

Payment is subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

	Number of	Grant	Group of	Exercise	Exercise
	Shares	Year	Employees	Start Date	End Date
ILP Tecnologia	123,158	2019	Executives	jul/2019	jun/2022
Balance of Plans on March 31, 2020	123,158

In 2020, there were no shares delivered or canceled in the plan.

iv. ILP Pi Investimentos

It is a retention plan for key positions launched in May / 2019, where the participant must remain in employment until the payment date.

The agreed ILP values for each participant will be obtained from the determination of the achievement of indicators in two moments: 2020 and 2021.

Payment will be made in SANB11 shares, 50% in March 2022 and 50% in March 2023, with a restriction of 1 year after each payment and is subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

2020 Indicators	2021 Indicators
Active Customers - customers with average monthly balance	Active Customers - customers with average monthly balance
Portfolio (AuM) - volume distributed including account balance	Portfolio (AUM) - volume distributed including account balance
Revenue 2020	Revenue 2021
BAI (Profit before tax indicator)

v. ILP Ben

It is a retention plan for key positions launched in May/2019, where the participant must remain in employment until the payment date.

The agreed ILP values for each participant will be obtained from the determination of the achievement of indicators in two moments: 2020 and 2021.

Payment will be made in SANB11 shares, 50% in March 2022 and 50% in March 2023, with a restriction of 1 year after each payment and is subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

Indicators
Number of PJ Clients	Number of PF Customers
Number of Accredited Establishments	Revenues
BAI

b.1.b) Impact on Income

The impacts on the result are recorded in the Personnel Expenses item, as follows:

	Bank		Consolidated
Plan	01/01 a 03/31/2020	01/01 a 03/31/2019	01/01 a 03/31/2020	01/01 a 03/31/2019
Long-Term Incentive Plan - Private Ultra High	208	2,935	458	2,935
Global Long – Term – ILP CRDIV - Granted 2014 and 2015	865	1,298	846	1,319

b.2) Variable Remuneration Referenced to Shares

In the long-term incentive plan (deferral), the requirements for payment of future deferred installments of variable remuneration are determined, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are recorded in the Personnel Expenses item, as follows:

			Bank		Consolidated
Program	Participant	Liquidity Type	01/01 a 03/31/2020	01/01 a 03/31/2019	01/01 a 03/31/2020	01/01 a 03/31/2019
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	4,851	8,400	3,453	9,498
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash and 50% in shares (Units SANB11)	1,263	13,209	1,256	13,713

26.   Risk Management, Capital and Sensitivity Analysis

a) Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management. It has specialized management structure for each risks listed below, as well as an area that carries out the Integrated Risk Management of the Group, disseminates Risk Pro Culture, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, attending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability.

The fundamental principles that rule the risk governance model are:

•     All employees are responsible for the management of risk;

•     Senior Management Engagement;

•     Independence of risk control and management functions;

•     Comprehensive approach to management and control of risks;

•     Risk management and control must be based on timely, accurate and sufficiently granular management information.

A. Credit Risk

The credit risk management is based in monitoring of credit portfolio and new credit operation indicators. Considering the economic scenario, profitability and defaults projections are estimated under control of appetite for risk. These projections are the basis for a redefinition of credit policies, which affect both the credit evaluation for a specific customer as  customers with similar profile.

Another relevant aspect is the preventive management of credit, which is fundamental in maintaining the quality of Banco Santander's portfolio. The monitoring of the customer portfolio is a daily routine of the entire commercial area, with the support of the central areas.

To measure the quality of a client’s or facility’s credit, the Bank uses its own models score/rating, made by Metodology and independent Validation areas.

On credit restructuring and recovery the Bank uses specific collection teams, which may be:

• Internal teams specializing in with direct action against defaulting clients with delays exceeding 60 days and more significant amounts; and

• External partners specializing in collecting, notifying and filing high-risk clients.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy (only credit rights), but the Santander may maintain relationships and transactional means with assigned clients.

Besides, the bank constitutes provision in accordance with the current legislation of Bacen and National Monetary System (Note 8.e).

B. Market Risk Management

The management of the market risk consists on developing, measuring and monitoring the use of limits previously approved in internal committees, relevant to the value at risk of the portfolios, the sensitivities arising from variation in market data (interest rates, indices, prices, exchange rates, etc.), liquidity gaps, among others, which might affect the positions of Banco Santander's portfolios in the various markets where it operates.

C. Operational Risk and Internal Controls

Santander's operational risk management model is based on best practices and its premise is to evaluate, monitor, control, implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors and adopting the definition of the Basel Committee and Central Bank of Brazil for operational risks. Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to support the adequate management of operational risk.

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and SarbanesOxley - SOX (Security Exchange Commission).

D. Bank´s business is highly dependent on the proper functioning of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.

E. Compliance and Reputacional Risk Management

Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, advisory, risk assessment and corporate communication of standards and regulations to be applied to each businesses area of the Banco Santander.

F. Unit for the Prevention of Money Laundering and Financing of Terrorism

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the Bank's Know Your Customer guidelines, establishes policies, procedures and culture related to the subject monitoring the product´s risk and transactions carried out.

G. Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes guidelines and consolidates specific policies for social-environmental practices used in business and stakeholder relations. These practices including social and environmental risk management, impacts and opportunities related themes, such as, adequacy in the concession or use of credit, supplier management and analysis of the social and environmental risk which is carried out through the analysis of the socio-environmental practices of wholesale and segment Empresas 3 retail clients, that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. In other to mitigate operational, capital, credit and reputational risk. Since 2009 Santander is Equator Principles signatory, which standards are applied in order to mitigate social and environmental risks when financing big projects.

The commitments assumed in the PRSA are detailed in others Bank policies, such as, the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social-Environmental Risk Policies, besides that the Private Social Investment Policy, which aims to guide the strategy of this topic and present guidelines for social programs that strengthen this strategy.

H. Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in the capital management;

• Ensure that the capital metric limits established in management, risk appetite and the Risk Identification Assessment (RIA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Management actively participates in the management and is regularly informed about the behavior of the capital metrics.

At Banco Santander, there is an Executive Vice-President responsible for capital management appointed by the Board of Directors; in addition, there are institutional capital policies, which act as guidelines for capital management, control and reporting (thus fulfilling all the requirements defined in CMN Resolution No. 4,557 / 2017).

For further information, see the "Risk and Capital Management Structure - Resolution nº. 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www.ri.santander.com.br/

b) Operational Limits

As established in CMN Resolution No. 4,193 / 2013, the requirement for PR in 2019 was 10.5%, comprising 8.0% of Minimum Equity of Reference plus 2.5% of Additional Capital Conservation. Considering this surcharge, PR Level I increased to 8.5% and Minimum Principal Capital to 7.0%.

For the base year 2020, the PR requirement remains at 11.5%, including 8.0% of Reference Equity Minimum, plus 2.5% of Capital Conservation Additional and 1.0% of Systemic Additional. PR Level I reaches 9.5% and Minimum Principal Capital 8.0%.

Continuing the adoption of the rules established by CMN Resolution nº. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution nº. 4,280/2013, came into force. The index is calculated on a consolidated basis based on information from the Prudential Consolidated, as shown below:

	03/31/2020	12/31/2019
Tier I Regulatory Capital	69,777,986	66,481,661
Principal Capital	63,092,467	61,389,509
Supplementary Capital	6,685,519	5,092,153
Tier II Regulatory Capital	6,656,480	5,083,808
Regulatory Capital (Tier I and II)	76,434,466	71,565,470
Credit Risk (1)	483,712,783	407,786,238
Market Risk (2)	19,831,250	20,235,208
Operational Risk	50,120,651	47,965,481
Total RWA (3)	553,664,684	475,986,927
Basel I Ratio	12.60	13.97
Basel Principal Capital	11.40	12.90
Basel Regulatory Capital	13.81	15.04

(1) The credit risk exposures subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, of March 4, 2013 and their subsequent complementations through the wording of Circular Bacen 3,174 of August 20, 2014 and Circular Bacen 3,770 of October 29, 2015.

(2) Includes installments for market risk exposures subject to variations in the rates of foreign currency coupons (RWAjur2), price indices (RWAjur3) and interest rate (RWAjur1 / RWAjur4), in the price of commodities (RWAcomur) ), the price of shares classified in the trading portfolio (RWAacs) and installments for exposure of gold, foreign currency and operations subject to exchange variation (RWAcam).

(3) Risk Weighted Assets or risk-weighted asset.

Banco Santander publishes the Risk Management Report on a quarterly basis with information on risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with more details of the premises, structure and methodologies can be found at www.santander.com.br/ri.

Financial institutions are obliged to maintain the application of resources in permanent assets in accordance with the level of adjusted Reference Equity. The resources invested in permanent assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted according to the regulations in force. Banco Santander is within the established requirements.

c) Financial Instruments - Sensitivity Analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and international good practices.

Financial instruments are segregated into the trading and banking portfolios, as carried out in the management of market risk exposure, in accordance with the best market practices and with the classification criteria for operations and capital management of the Basen Standardized Basel Method . The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, maintained with the intention of trading. The banking portfolio consists of structural operations arising from the different business lines of Banco Santander and their possible hedges. Accordingly, according to the nature of Banco Santander activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander performs the sensitivity analysis of financial instruments in accordance with CVM Instruction nº. 475/2008, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize the sensitivity values generated by the corporate systems of Banco Santander, referring to the trading portfolio and the banking portfolio, for each of the scenarios of the portfolios of March 31, 2020.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate – Real	Exposures subject to Changes in Interest Fixed Rate	(11,814)	(156,135)	(312,271)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(1,224)	(13,250)	(26,501)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(3,840)	(13,619)	(27,237)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(283)	(4,371)	(8,741)
Foreign Currency	Exposures subject to Foreign Exchange	(3,884)	(97,107)	(194,215)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(283)	(125)	(250)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(35,215)	(277,587)	(555,175)
Shares and Indexes	Exposures subject to Change in Shares Price	(548)	(13,697)	(27,394)
Commodities	Exposures subject to Change in Commodity Price	(20)	(502)	(1,003)
Total (1)		(57,111)	(576,393)	(1,152,787)

(1) Amounts net of tax effects.

Scenario 1: shock of + 10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate – Real	Exposures subject to Changes in Interest Fixed Rate	(79,636)	(770,802)	(1,569,989)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(31,400)	(363,886)	(608,513)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(42,082)	(259,277)	(525,851)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(5,782)	(101,761)	(184,504)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(13,223)	(162,296)	(209,551)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(2,044)	(71,125)	(128,426)
Foreign Currency	Exposures subject to Foreign Exchange	(284)	(7,098)	(14,196)
Total (1)		(174,451)	(1,736,245)	(3,241,030)

(1) Amounts net of tax effects.

Scenario 1: shock of + 10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

27.   Other information

a) Co-obligations and risks in guarantees provided to customers, recorded in memorandum accounts, reached the amount of R$43,316,736 (12/31/2019 - R$41,660,754) in the Bank and R$43,316,736 (12/31/2019 - R$41,660,772) in the Consolidated.

b) The total value of investment funds and assets under management of the Santander Conglomerate is R$2,451,315 (12/31/2019 - R$2,034,999) and the total investment funds and assets under management is R$211,091,989 (12/31/2019 - R$230,199,261) recorded in memorandum accounts.

c) Incorporation of the spun-off portion of Integry Tecnologia e Serviços A.H.U Ltda.

On October 31, 2019, the partial spin-off of Integry Tecnologia e Serviços AHU Ltda. Was approved. (“Integry”), a wholly owned subsidiary of Getnet Adquirência e Serviços para Means of Payment S.A (“Getnet”), with a version of the spun-off portion of its assets, referring to its assets and liabilities, to Getnet. The incorporation of the spun-off portion by Getnet is pending approval by the Central Bank of Brazil.

On December 20, 2019, Getnet and Santander Merchant Platform Solutions, SL (“SMPS Global”), a company headquartered in Spain and controlled by Banco Santander, SA (Santander Spain), entered into a Purchase and Sale Agreement of the representative shares of Integry's total share capital, so that SMPS Global now holds 100% of Integry's share capital. On December 23, 2019, Integry changed its name to Santander Merchant Platform Solutions Brasil Ltda.

d) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. and its wholly-owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the purchase and sale negotiation of quotas representing the totality of Summer's share capital. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's share capital.

28.   Subsequent Event

The Board of Directors, at a meeting held on April 27, 2020, approved the Executive Board's proposal, ad referendum of the Ordinary General Meeting to be held in 2021, for the distribution of Interest on Equity, in the gross amount of R$890 million, which, after deducting the amount related to income tax withheld at source, in accordance with current legislation, imports the net amount of R$756 million, with the exception of immune and / or exempt shareholders. Shareholders who are registered in the Company's records at the end of May 7, 2020 (inclusive) will be entitled to Interest on Equity. Accordingly, as of May 8, 2020 (inclusive), the Company's shares will be traded “Ex-Interest on Equity”. The amount of Interest on Equity will be paid as of June 26, 2020, and fully charged to the mandatory dividends to be distributed by the Company for the year 2020, without any monetary restatement. The decision was approved by the Fiscal Council, according to the meeting held on the same date, and is in compliance with the provisions of CMN Resolution nº. 4,797/2020.

*Values expressed in thousands, except when indicated.

Composition of Management Bodies

Administrative Council

Álvaro Antônio Cardoso de Souza – President

Sérgio Agapito Lires Rial - Vice-President

Celso Clemente Giacometti - Counselor (independent)

Deborah Patricia Wright - Counselor (independent)

Deborah Stern Vieitas - Counselor (independent)

Jose Antonio Alvarez Alvarez – Counselor

José de Paiva Ferreira – Counselor

José Maria Nus Badía – Counselor

Marília Artimonte Rocca - Counselor (independent)

Audit Committee

Deborah Stern Vieitas - Coordinator

Luiz Carlos Nannini - Qualified Technical Member

Maria Elena Cardoso Figueira - Member

Julio Sergio de Souza Cardozo - Member

Risk and Compliance Committee

Bernardo Parnes - Coordinator

Álvaro Antonio Cardoso de Souza - Member

José de Paiva Ferreira - Member

René Luiz Grande - Member

Sustainability Committee

Marilia Artimonte Rocca - Coordinator

Carlos Aguiar Neto - Member

Carlos Rey de Vicente - Member

Mario Roberto Opice Leão - Member

Tarcila Reis Corrêa Ursini - Member

Nomination and Governance Committee

Celso Clemente Giacometti - Coordinator

Álvaro Antonio Cardoso de Souza - Member

Deborah Patricia Wright - Member

Luiz Fernando Sanzogo Giogi - Member

Compensation Committee

Deborah Patricia Wright - Coordinator

Celso Clemente Giacometti - Member

Álvaro Antonio Cardoso de Souza - Member

Luiz Fernando Sanzogo Giogi - Member

Fiscal Council

João Guilherme de Andrade So Consiglio - Effective Member (President)

Antonio Melchiades Baldisera - Effective member

Louise Barsi - Effective Member

Manoel Marcos Madureira - Substitute

Luciano Faleiros Paolucci - Substitute

Valmir Pedro Rossi – Substitute

Executive Board

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

PatríciaSoutoAudi

Vanessa de Souza Lobato Barbosa

Executive Officers

José Roberto Machado Filho

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Accountant

Leonardo Santicioli - CRC Nº 1SP 265213/O-3

Declaration of directors on the financial statements

For the purposes of complying with the provisions of article 25, paragraph 1, item VI, of the Securities Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they discussed, reviewed and agreed with the Financial Statements prepared by Banco Santander´s BRGAAP criteria, for the year ended March 31, 2020, and the documents that comprise them, being: Management Report, balance sheets, statement results, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law), the rules of the National Monetary Council, of the Central Bank of Brazil according to the model of Plan C of the National Financial System Institutions (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on March 31, 2020:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

PatríciaSoutoAudi

Vanessa de Souza Lobato Barbosa

Executive Officers

José Roberto Machado Filho

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Directors' Statement on Independent Auditors

For the purposes of complying with the provisions of article 25, paragraph 1, item V, of the Securities and Exchange Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they have discussed, reviewed and agreed with the Financial Statements by the Banco Santander BRGAAP criterion, which includes the Independent Auditors' Report, related to the Financial Statements by Banco Santander BRGAAP criterion, for the year ended March 31, 2020 , and the documents that comprise them, being: Performance Comments, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law) tions), the rules of the National Monetary Council, the Central Bank of Brazil in accordance with the model of the Accounting Plan of the Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on March 31, 2020:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

PatríciaSoutoAudi

Vanessa de Souza Lobato Barbosa

Executive Officers

José Roberto Machado Filho

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 27, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer